 Exhibit 99.1

EQUINOX GOLD CORP.

AND

LEAGOLD MINING CORPORATION

ARRANGEMENT AGREEMENT

DATED DECEMBER 15, 2019

Table of Contents

Page

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	12
1.3	Number and Gender	12
1.4	Date for Any Action	12
1.5	Currency	12
1.6	Accounting Matters	13
1.7	Knowledge	13
1.8	Schedules	13
ARTICLE 2 THE ARRANGEMENT		13
2.1	Arrangement and Meetings	13
2.2	Court Orders	13
2.3	Company Meeting	14
2.4	Company Circular	15
2.5	Acquiror Meeting	16
2.6	Acquiror Circular	17
2.7	Solicitation of Proxies	18
2.8	Final Order	18
2.9	Court Proceedings	18
2.10	Payment of Consideration	19
2.11	Preparation of Filings	19
2.12	Closing	19
2.13	Announcement and Shareholder Communications	19
2.14	Withholding Taxes	19
2.15	U.S. Securities Law Matters	20
2.16	U.S. Tax Matters	21
ARTICLE 3 REPRESENTATIONS AND WARRANTIES Of the Company		21
3.1	Representations and Warranties	21
3.2	Survival of Representations and Warranties	35
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF Acquiror		36
4.1	Representations and Warranties	36
4.2	Survival of Representations and Warranties	50
ARTICLE 5 COVENANTS		50
5.1	Covenants of the Company Regarding the Conduct of Business	50
5.2	Covenants of Acquiror Regarding the Conduct of Business	52

51175145.1

51175158.1

Table of Contents

(continued)

Page

5.3	Covenants of the Company Relating to the Arrangement	55
5.4	Covenants of Acquiror Relating to the Arrangement	56
5.5	Mutual Covenants	57
5.6	Employment Agreements	58
ARTICLE 6 CONDITIONS		58
6.1	Mutual Conditions Precedent	58
6.2	Additional Conditions Precedent to the Obligations of Acquiror	59
6.3	Additional Conditions Precedent to the Obligations of the Company	60
6.4	Satisfaction of Conditions	61
ARTICLE 7 ADDITIONAL AGREEMENTS		61
7.1	Notice and Cure Provisions	61
7.2	Non-Solicitation	61
7.3	Right to Match	63
7.4	Expenses and Termination Fees	64
7.5	Access to Information; Confidentiality	67
7.6	Insurance and Indemnification	67
ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		68
8.1	Term	68
8.2	Termination	68
8.3	Amendment	70
8.4	Waiver	70
ARTICLE 9 GENERAL PROVISIONS		70
9.1	Privacy	70
9.2	Notices	71
9.3	Governing Law; Waiver of Jury Trial	72
9.4	Injunctive Relief	72
9.5	Time of Essence	72
9.6	Entire Agreement, Binding Effect and Assignment	72
9.7	Severability	73
9.8	Counterparts, Execution	73
9.9	Language	73
SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	ARRANGEMENT RESOLUTION
SCHEDULE C	KEY REGULATORY APPROVALS

51175158.1

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated December 15, 2019,

B E T W E E N:

EQUINOX GOLD CORP., a corporation existing under the laws of British Columbia (“Acquiror”)

AND:

LEAGOLD MINING CORPORATION, a corporation existing under the laws of British Columbia (the “Company”)

WHEREAS:

The Company Board has unanimously determined that the merger to be effected by way of the Plan of Arrangement is in the best interests of the Company and that the Consideration Shares to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders. The board of directors of the Company has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the Plan of Arrangement to the Company Securityholders.

The Acquiror Board has unanimously determined that the merger to be effected by means of the Plan of Arrangement is in the best interests of Acquiror. The board of directors of Acquiror has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the issue of the Consideration Shares pursuant to the Arrangement.

In furtherance of such merger, the Company Board has agreed to submit the Plan of Arrangement to the Company Securityholders and the Court for approval and the board of directors of Acquiror has agreed to submit the transactions contemplated hereby to the Acquiror Shareholders.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquiror” has the meaning ascribed to such term in the recitals;

“Acquiror Benefit Plans” means all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Acquiror or any such material subsidiary or in respect of which Acquiror or any of its material subsidiaries has any actual or potential liability;

51175145.1

51175158.1

“Acquiror Board” means the board of directors of Acquiror as the same is constituted from time to time;

“Acquiror Circular” means the notice of the Acquiror Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Acquiror Shareholders in connection with the Acquiror Meeting, as amended, supplemented or otherwise modified from time to time, which for greater certainty may be a joint circular with the Company Circular;

“Acquiror Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to Acquiror and its subsidiaries as provided in the electronic data room hosted by Acquiror in connection with the transactions contemplated hereby as of December 15, 2019;

“Acquiror Disclosure Letter” means the disclosure letter executed by Acquiror and delivered to Company in connection with the execution of this Agreement;

“Acquiror Expense Reimbursement” has the meaning ascribed to such term in Section 7.4.10;

“Acquiror Financial Statements” has the meaning ascribed to such term in Section 4.1(j);

“Acquiror Locked-up Shareholders” means each of the senior officers and directors of Acquiror and Mr. Richard Warke and Sandstorm Gold Ltd.;

“Acquiror Material Contracts” has the meaning ascribed to such term in Section 4.1(v);

“Acquiror Material Permits” has the meaning ascribed to such term in Section 4.1(w);

“Acquiror MD&A” has the meaning ascribed to such term in Section 4.1(j);

“Acquiror Meeting” means the special meeting of the Acquiror Shareholders, including any adjournment or postponement thereof, to be called and held to consider and, if thought appropriate, approve the Acquiror Resolution;

“Acquiror Options” means the outstanding options to purchase Acquiror Shares granted under the Acquiror Stock Option Plan and otherwise;

“Acquiror Properties” means the Mesquite Gold Mine, the Aurizona Gold Mine and the Castle Mountain Gold Project, each as more particularly described in the Acquiror Public Disclosure Record;

“Acquiror Public Disclosure Record” means all documents and information required to be filed or furnished, as applicable, by Acquiror under applicable Securities Laws on SEDAR or pursuant to the U.S. Exchange Act, during the three years prior to the date hereof;

“Acquiror Regulatory Authorities” has the meaning ascribed to such term in Section 4.1(aa);

“Acquiror Regulatory Authorizations” has the meaning ascribed to such term in Section 4.1(aa);

51175158.1	2

“Acquiror Resolution” means the ordinary resolution of the holders of outstanding Acquiror Shares approving the issue of the Consideration Shares pursuant to the Arrangement;

“Acquiror Restricted Share Unit Plan” means the restricted share unit plan of the Acquiror adopted by the Acquiror Shareholders on May 1, 2019, as amended;

“Acquiror RSU” means a restricted share unit issued pursuant to the Acquiror Restricted Share Unit Plan and otherwise;

“Acquiror Shareholder Approval” means the approval of the Acquiror Resolution by a simple majority of the votes cast in respect of the Acquiror Resolution by Acquiror Shareholders present in person or by proxy at the Acquiror Meeting, as required by the TSX;

“Acquiror Shareholders” means the holders of outstanding Acquiror Shares;

“Acquiror Shares” means the common shares of Acquiror as currently constituted;

“Acquiror Stock Option Plan” means the stock option plan adopted by the Acquiror Shareholders on May 1, 2019, as amended;

“Acquiror Termination Fee Event” has the meaning ascribed to such term in Section 7.4.6;

“Acquiror Voting Agreements” means the voting agreements (including all amendments thereto) between Company and the Acquiror Locked-up Shareholders setting forth the terms and conditions upon which they agree to vote their Acquiror Shares in favour of the Acquiror Resolution;

“Acquiror Warrants” means the outstanding common share purchase warrants of Acquiror;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than a Party or any of its affiliates) made after the date hereof relating to: (i) any acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale, direct or indirect, of: (a) the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of a Party; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole;

“affiliate” has the meaning ascribed to such term in the Securities Act;

“Agreement” means this arrangement agreement, together with the Company Disclosure Letter and the Acquiror Disclosure Letter as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Company and Acquiror, each acting reasonably;

51175158.1	3

“Arrangement Resolution” means the special resolution of the Company Securityholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B hereto;

“Aurizona Gold Mine” means Acquiror’s 100%-owned producing Aurizona Gold Mine in Maranhão State, Brazil;

“associate” has the meaning ascribed to such term in the Securities Act;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCSC” means the British Columbia Securities Commission;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

“Castle Mountain Gold Project” means Acquiror’s 100%-owned pre-feasibility stage Castle Mountain Gold Mine in California, USA;

“Change in Recommendation” means the circumstances where, prior to the Company having obtained the Company Securityholder Approval, in the case of the Company, or Acquiror having obtained the Acquiror Shareholder Approval, in the case of Acquiror, the board of directors of a Party, in a manner adverse to the other Party, fails to recommend or withdraws, amends, modifies, qualifies or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the Company Meeting and the Acquiror Meeting) after having been requested in writing by such other Party to do so; it is understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of ten business days (or beyond the date which is one day prior to the Company Meeting and the Acquiror Meeting, if sooner) shall be considered an adverse modification;

“Company” has the meaning ascribed to such term in the recitals;

“Company Benefit Plans” has the meaning ascribed to such term in Section 3.1(bb)(i);

“Company Board” means the board of directors of the Company as the same is constituted from time to time;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time, which for greater certainty may be a joint circular with the Acquiror Circular;

“Company Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to the Company and its subsidiaries as provided in the electronic data rooms hosted by the Company in connection with the transactions contemplated hereby as of December 15, 2019;

51175158.1	4

“Company Deferred Share Unit Plan” means the deferred share unit plan of the Company dated January 10, 2017, as amended;

“Company DSU” means a deferred share unit issued pursuant to the Company Deferred Share Unit Plan;

“Company Disclosure Letter” means the disclosure letter executed by the Company and delivered to Acquiror in connection with the execution of this Agreement;

“Company Expense Reimbursement” has the meaning ascribed to such term in Section 7.4.9;

“Company Financial Statements” has the meaning ascribed to such term in Section 3.1(j);

“Company Locked-up Shareholders” means each of the senior officers and directors of the Company and Yamana Gold Inc. and Orion Mine Finance Management II Limited;

“Company Material Contracts” has the meaning ascribed to such term in Section 3.1(v);

“Company Material Permits” has the meaning ascribed to such term in Section 3.1(w);

“Company MD&A” shall have the meaning ascribed to such term in Section 3.1(j);

“Company Meeting” means the special meeting of the Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Optionholder” means the holders of the Company Options;

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

“Company Performance Share Unit Plan” means the performance share unit plan of the Company dated February 6, 2019;

“Company PSU” means a performance share unit issued pursuant to the Company Performance Share Unit Plan;

“Company Properties” means the Los Filos Mine Complex, the Fazenda Mine, the RDM Mine, the Pilar Mine and the Santa Luz Project, each as more particularly described in the Company Public Disclosure Record;

“Company Public Disclosure Record” means all documents and information required to be filed by the Company under applicable Securities Laws on SEDAR, during the three years prior to the date hereof;

“Company Regulatory Authorities” has the meaning ascribed to such term in Section 3.1(aa);

“Company Regulatory Authorizations” has the meaning ascribed to such term in Section 3.1(aa);

“Company Securityholder Approval” has the meaning ascribed to such term in Section 2.2(a)(ii);

51175158.1	5

“Company Securityholders” means the Company Shareholders and the Company Optionholders;

“Company Shares” means the common shares of the Company, as currently constituted;

“Company Shareholders” means the holders of the Company Shares;

“Company Stock Option Plan” means the stock option plan of the Company dated July 4, 2016, as amended and restated on May 16, 2017 and last adopted by the Company Shareholders on June 23, 2017, as amended;

“Company Termination Fee Event” has the meaning ascribed to such term in Section 7.4.5;

“Company Voting Agreements” means the voting agreements (including all amendments thereto) between Acquiror and the Company Locked-up Shareholders setting forth the terms and conditions upon which they agree to vote their Company Shares in favour of the Arrangement Resolution;

“Company Warrant Indenture” means the warrant indenture, dated May 24, 2018, between the Company and Computershare Trust Company of Canada as the warrant agent;

“Company Warrants” means Company Share purchase warrants issued under the terms of the Company Warrant Indenture;

“Concession” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which a Party or any of its subsidiaries owns or has a right or option to acquire or use;

“Confidentiality Agreement” means the agreement between Acquiror and the Company dated September 24, 2019 pursuant to which Acquiror has been provided with access to confidential information of the Company and the Company has been provided with access to confidential information of Acquiror;

“Consideration Shares” means the Acquiror Shares to be issued to the Company Shareholders pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which the Company or Acquiror or any of their respective subsidiaries is a party or by which the Company or Acquiror or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for certificates representing Consideration Shares in connection with the Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which all of the conditions to completion of the Arrangement as set forth in this Agreement have been satisfied or waived and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the Parties hereto, acting reasonably;

51175158.1	6

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, closure plan, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Exchange Ratio” means 0.331 of an Acquiror Share for each Company Share;

“Exchanges” means the TSX and the NYSE American, as applicable;

“Fazenda Mine” means the Company’s 100%-owned producing Fazenda Mine in Bahia State, Brazil;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement, in form and substance acceptable to the Company and Acquiror, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Acquiror, each acting reasonably) on appeal;

“Form 51-102F5” means Form 51-102F5 as prescribed in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Exchanges;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

51175158.1	7

“IFRS” means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of a Party or a material subsidiary;

“Interim Order” means the interim order of the Court, to be issued following the application therefor contemplated by Section 2.2(a) of this Agreement, in form and substance acceptable to Company and Acquiror, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Company and Acquiror, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act, as amended from time to time;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an order prohibiting closing being made) of Governmental Entities as set out in Schedule C hereto;

“Key Third Party Consents” means those consents and approvals required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in the Acquiror Disclosure Letter and the Company Disclosure Letter, as applicable;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Los Filos Mining Complex” means the Company’s 100%-owned producing Los Filos Mine Complex in Guerrero State, Mexico;

“Material Adverse Effect” means in respect of any Party, any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is material and adverse to the business, operations, results of operations, prospects, assets, properties, condition (financial or otherwise) or liabilities of that person and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby; (ii) changes in general economic, securities, financial, banking or currency exchange markets; (iii) any change in IFRS; (iv) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable mining companies; (v) changes affecting the mining industry generally or metal prices, provided that such changes do not have a materially disproportionate effect on that person relative to comparable mining companies; (vi) generally applicable changes in applicable Law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism provided that it does not have a materially disproportionate effect on that person relative to comparable mining companies; (viii) changes in political or civil conditions in any jurisdiction in which such person’s assets and/or its business and operations are located that do not disproportionately affect such person relative to comparable mining companies; and (ix) any decrease in the market price or any decline in the trading volume of that person’s common shares on the Exchanges (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (viii) above) may be taken into account in determining whether a Material Adverse Effect has occurred);

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“Material Contract” means, in respect of any person, any Contract entered into outside the ordinary course of business of such person (except for any earn-in, option, joint venture or similar agreement not relating to the Acquiror Properties or the Company Properties, as applicable) to which such person is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such person; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5 million in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5 million; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $5 million over the remaining term of the contract; (vi) that limits or restricts such person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to such person and its subsidiaries, considered as a whole; and, for greater certainty, with respect to the Company, includes the Material Contracts listed in Schedule 3.1(v) of the Company Disclosure Letter and, with respect to Acquiror, includes the Material Contracts listed in Schedule 4.1(v) of the Acquiror Disclosure Letter;

“material fact” has the meaning ascribed to such term in the Securities Act provided, that with respect to any documents filed or furnished by Acquiror with or to the SEC, “material fact” means a fact that is "material", where "material" has the meaning ascribed thereto under the U.S. Exchange Act;

“material subsidiary” means, in the case of the Company, those subsidiaries of the Company described in Schedule 3.1(h) of the Company Disclosure Letter as being material subsidiaries of the Company and, in the case of Acquiror, those subsidiaries of Acquiror described in Schedule 4.1(f) of the Acquiror Disclosure Letter as being material subsidiaries of Acquiror;

“Mesquite Gold Mine” means Acquiror’s 100%-owned producing Mesquite Gold Mine in California, USA;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

51175158.1	9

“Non-Canadian” has the meaning ascribed to such term in section 3 of the Investment Canada Act;

“NYSE American” shall mean the NYSE American Stock Exchange;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Outside Date” means May 31, 2020, or such later date as may be agreed to in writing by the Parties;

“Party” means any of the Company or Acquiror, as the case may be, and “Parties” means both of them, collectively;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Pilar Mine” means the Company’s 100%-owned producing Pilar Mine in Goiás State, Brazil;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court;

“Qualified Person” shall have the meaning ascribed to such term in National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“RDM Mine” means the Company’s 100%-owned producing RDM Mine in Minas Gerais State, Brazil;

“Receiving Party” has the meaning ascribed to such term in Section 7.3.1(a);

“Registrar” has the meaning ascribed to such term in the BCBCA;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Replacement Option” means an option or right to purchase Acquiror Shares granted by Acquiror in exchange for Company Options pursuant to the Plan of Arrangement;

“Representatives” has the meaning ascribed to such term in Section 7.2.1;

“Responding Party” has the meaning ascribed to such term in Section 7.3.1(a);

“Response Period” has the meaning ascribed to such term in Section 7.3.1(b);

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“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“Santa Luz Project” means the Company’s 100%-owned producing Santa Luz Mine in Bahia State, Brazil;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 - System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedar.com;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of this Agreement that relates to the acquisition of 100% of the outstanding voting shares of a Party (the “Target”) (other than voting shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of the Target and its subsidiaries, taken as a whole; and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of the Target, is made available to all shareholders of the Target on the same terms and conditions; (iii) that is not subject to a due diligence condition; and (iv) in respect of which the Target’s board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of its voting shares from a financial point of view than the Arrangement;

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“Supplemental Warrant Indenture” means an indenture supplemental to the Company Warrant Indenture to be entered into by Acquiror in connection with Section 4.1(d) of the Company Warrant Indenture;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

“Termination Fee” has the meaning ascribed to such term in Section 7.4.3;

“Transaction Personal Information” has the meaning ascribed to such term in Section 9.1;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated hereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated hereunder; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and Schedules, and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

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1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to United States dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS, consistently applied.

1.7	Knowledge

In this Agreement, references to “the knowledge of the Company” means the actual knowledge of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case after reasonable enquiry within the Company and its subsidiaries and references to “the knowledge of Acquiror” means the actual knowledge of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case after reasonable enquiry within Acquiror and its subsidiaries.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A — Plan of Arrangement
Schedule B — Arrangement Resolution
Schedule C — Key Regulatory Approvals

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement and Meetings
(a)	The Company and Acquiror agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.
(b)	Unless one or both of the Company Meeting and the Acquiror Meeting is postponed or adjourned in accordance with the terms of this Agreement, the Company and Acquiror agree that the Company Meeting and the Acquiror Meeting shall be held on the same day and at the same time, and agree to take such actions from time to time as may be necessary in order to ensure that this occurs.
2.2	Court Orders

The Company shall apply to the Court, in a manner acceptable to Acquiror, acting reasonably, pursuant to the BCBCA for the Interim Order and the Final Order as follows:

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(a)	As soon as reasonably practicable following the date of execution of this Agreement, the Company shall file, proceed with and diligently pursue an application to the Court for the Interim Order which shall provide, among other things:
(i)	the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and the manner in which such notice is to be provided;
(ii)	that the requisite approval for the Arrangement Resolution shall be: (A) 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, (B) 66⅔% of the votes cast on the Arrangement Resolution by the Company Securityholders (voting as a single class) present in person or by proxy at the Company Meeting, and (C) a majority of the votes cast by the Company Shareholders present in person or by proxy at the Company Meeting excluding for this purpose votes attached to the Company Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101, if required (collectively, the “Company Securityholder Approval”);
(iii)	that in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting;
(iv)	for the grant of Dissent Rights to registered holders of the Company Shares;
(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;
(vi)	that the Company Meeting may be adjourned from time to time by the management of the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;
(vii)	that the record date for Company Securityholders entitled to notice of and to vote at the Company Meeting will not, unless agreed to in writing by Acquiror and the Company, change in respect of any adjournment(s) of the Company Meeting;
(viii)	that the Parties intend to rely upon the Section 3(a)(10) Exemption, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the Company Securityholders, with respect to the issuance of the Consideration Shares and the Replacement Options to the Company Securityholders pursuant to the Arrangement, to implement the transactions contemplated hereby in respect of the Company Securityholders; and
(ix)	that each Company Securityholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within a reasonable time.
(b)	Subject to obtaining the approvals contemplated by the Interim Order, and as may be directed by the Court in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.
2.3	Company Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

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(a)	The Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, Company’s constating documents, Section 2.1(b) hereof and applicable Laws on or before February 28, 2020.
(b)	The Company will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Acquiror and determined by the Company to be prudent in the circumstances, using proxy solicitation services.
(c)	The Company will advise Acquiror as Acquiror may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Company Meeting, as to the tally of the proxies received by the Company in respect of the Arrangement Resolution.
(d)	Except to comply with Section 2.1(b) or Section 7.3.4 hereof, Company will not adjourn, postpone or cancel the Company Meeting without the prior written consent of Acquiror and the obligations of the Company under this Section 2.3(d) will not be affected by the commencement, public proposal, public disclosure or communications to the Company or another person of any Acquisition Proposal relating to the Company.
(e)	The Company will promptly advise Acquiror of any written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Law, any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.
(f)	Promptly upon the request of Acquiror, the Company will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Acquiror a list of Company Securityholders of all classes, as well as a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Acquiror thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.
2.4	Company Circular
(a)	The Company shall prepare the Company Circular in compliance with applicable Securities Laws and file the Company Circular as soon as practicable, and in any event on or before January 20, 2020, in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof.
(b)	The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Acquiror and its affiliates) and shall provide Company Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Subject to Section 7.2, the Company Circular will include the unanimous recommendation of the Company Board that the Company Securityholders vote in favour of the Arrangement Resolution, and a statement that each director of the Company intends to vote all of such director’s Company Shares and Company Options (including any Company Shares issued upon the exercise of any Company Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Company Voting Agreements.

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(c)	Acquiror will furnish to the Company all such information regarding Acquiror, its affiliates and the Consideration Shares, as may be reasonably required by the Company (including, as required by section 14.2 of Form 51-102F5) in the preparation of the Company Circular and other documents related thereto. Acquiror shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Company Circular. Acquiror shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished or any information concerning Acquiror not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Acquiror.
(d)	Acquiror and its legal counsel shall be given a reasonable opportunity to review and comment on the Company Circular, prior to the Company Circular being printed and mailed to the Company Securityholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Acquiror and its counsel, provided that all information relating solely to Acquiror included in the Company Circular shall be in form and content satisfactory to Acquiror, acting reasonably. The Company shall provide Acquiror with a final copy of the Company Circular prior to mailing to the Company Securityholders.
(e)	The Company and Acquiror shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of Acquiror only with respect to Acquiror) that the Company Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular, as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Company Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.
(f)	Company shall keep Acquiror informed of any requests or comments made by Securities Authorities in connection with the Company Circular.
2.5	Acquiror Meeting

Subject to the terms of this Agreement:

(a)	Acquiror agrees to convene and conduct the Acquiror Meeting in accordance with Acquiror’s constating documents, Section 2.1(b) hereof and applicable Laws on or before February 28, 2020.

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(b)	Acquiror will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Acquiror Resolution, including, if so requested by the Company and determined by Acquiror to be prudent in the circumstances, using proxy solicitation services.
(c)	Acquiror will advise the Company as the Company may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Acquiror Meeting, as to the tally of the proxies received by Acquiror in respect of the Acquiror Resolution.
(d)	Except to comply with Section 2.1(b) or Section 7.3.4 hereof, Acquiror will not adjourn, postpone or cancel the Acquiror Meeting without the prior written consent of the Company and the obligations of Acquiror under this Section 2.5(d) will not be affected by the commencement, public proposal, public disclosure or communications to Acquiror or another person of any Acquisition Proposal relating to Acquiror.
(e)	Promptly upon the request of the Company, Acquiror will use its commercially reasonable efforts to prepare or cause to be prepared and provide to the Company a list of Acquiror Shareholders of all classes, as well as a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to the Company thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.
2.6	Acquiror Circular
(a)	Acquiror shall prepare the Acquiror Circular in compliance with applicable Securities Laws and file the Acquiror Circular as soon as practicable, and in any event on or before January 20, 2020, in all jurisdictions where the same is required to be filed and mail the same in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof.
(b)	Acquiror shall ensure that the Acquiror Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Acquiror Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to the Company and its affiliates) and shall provide Acquiror Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Acquiror Meeting. Subject to Section 7.2, the Acquiror Circular will include the unanimous recommendation of the Acquiror Board that Acquiror Shareholders vote in favour of the Acquiror Resolution, and a statement that each director of Acquiror intends to vote all of such director’s Acquiror Shares (including any Acquiror Shares issued upon the exercise of any Acquiror Options) in favour of the Acquiror Resolution, subject to the other terms of this Agreement and the Acquiror Voting Agreements.
(c)	The Company will furnish to Acquiror all such information regarding Company, its affiliates and the Company Shares as may be reasonably required by Acquiror (including, as required by section 14.2 of Form 51-102F5) in the preparation of the Acquiror Circular and other documents related thereto. The Company shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Acquiror Circular. The Company shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Acquiror Circular in order to make any information so furnished or any information concerning the Company not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning the Company.

51175158.1	17

(d)	The Company and its legal counsel shall be given a reasonable opportunity to review and comment on the Acquiror Circular, prior to the Acquiror Circular being printed and mailed to the Acquiror Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by the Company and its counsel, provided that all information relating solely to the Company included in the Acquiror Circular shall be in form and content satisfactory to the Company, acting reasonably. Acquiror shall provide the Company with a final copy of the Acquiror Circular prior to mailing to the Acquiror Shareholders.
(e)	The Company and Acquiror shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of Acquiror only with respect to Acquiror) that the Acquiror Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Acquiror Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Acquiror Circular, as required or appropriate, and Acquiror shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Acquiror Circular to the Acquiror Shareholders and, if required by applicable Laws, file the same with the Securities Authorities and as otherwise required.
(f)	Acquiror shall keep the Company informed of any requests or comments made by Securities Authorities in connection with the Acquiror Circular.
2.7	Solicitation of Proxies

Acquiror may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Arrangement Resolution. The Company may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Acquiror Resolution.

2.8	Final Order

If: (i) the Interim Order is obtained; (ii) the Arrangement Resolution is passed at the Company Meeting by the Company Securityholders as provided for in the Interim Order and as required by applicable Law; and (iii) the Acquiror Shareholder Approval is obtained, subject to the terms of this Agreement, Company shall as soon as reasonably practicable thereafter and in any event within three business days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA.

2.9	Court Proceedings

Subject to the terms of this Agreement, Acquiror will cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information required to be supplied by Acquiror in connection therewith. The Company will provide legal counsel to Acquiror with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. The Company will also provide legal counsel to Acquiror on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Acquiror’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Acquiror to agree or consent to any increase in the consideration or other modification or amendment to such filed or served materials that expands or increases Acquiror’s obligations set forth in this Agreement.

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2.10	Payment of Consideration

Acquiror will, following receipt of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with sufficient Consideration Shares in escrow to pay to the Company Shareholders pursuant to the Arrangement.

2.11	Preparation of Filings

Acquiror and the Company shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.12	Closing

Not later than the third business day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Effective Date shall occur and the Company shall file with the Registrar any records, information or other documents required to be filed with the Registrar in connection with the Arrangement, if any. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA. The closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia V7X 1L3 at 6:00 a.m. (Vancouver time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.13	Announcement and Shareholder Communications

Acquiror and the Company shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Acquiror and the Company, the text and timing of each such announcement to be approved by Acquiror and the Company in advance, acting reasonably. Acquiror and the Company agree to co-operate in the preparation of presentations, if any, to the Company Shareholders and Acquiror Shareholders regarding the Plan of Arrangement, and neither the Company nor Acquiror shall: (i) issue any news release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (ii) make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

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2.14	Withholding Taxes

Acquiror, the Company, and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Company Securityholders such amounts as Acquiror, the Company, or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such withheld amounts are actually remitted to the appropriate tax authority.

2.15	U.S. Securities Law Matters

The Parties intend that the Arrangement shall be carried out such that the issuance of the Consideration Shares and Replacement Options to Company Securityholders in exchange for Company Shares and Company Options, respectively, qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption and applicable U.S. state securities laws in reliance upon similar exemptions under applicable U.S. state securities laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.15. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;
(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to issue the Interim Order;
(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Company Securityholders;
(d)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement;
(e)	the Final Order will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Company Securityholders to whom Consideration Shares and Replacement Options will be issued;
(f)	the Parties will ensure that each Company Securityholder entitled to receive Consideration Shares or Replacement Options on completion of the Arrangement will (i) be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right, (ii) be advised that the Consideration Shares and Replacement Options issuable pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by Acquiror in reliance on the Section 3(a)(10) Exemption, and that certain restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to affiliates of Acquiror, and (iii) be advised that the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of such Replacement Options and, therefore, the underlying Acquiror Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the United States or to a person in the United States in reliance upon the Section 3(a)(10) Exemption and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any;

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(g)	the Interim Order will specify that each Company Securityholder entitled to receive Consideration Shares or Replacement Options on completion of the Arrangement will have the right to appear before the Court at the Court hearing on the Final Order so long as such Company Securityholder enters an appearance within a reasonable time and in accordance with the requirements of the Section 3(a)(10) Exemption; and
(h)	Acquiror will request that the Final Order include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Acquiror, pursuant to the Plan of Arrangement.”
2.16	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, and this Agreement, together with the Plan of Arrangement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat this Agreement, together with the Plan of Arrangement, as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable Law. Following the Effective Date, the Acquiror will prepare and file in accordance with Treasury Regulations (including by posting a copy on the investor relations section of its website) an IRS Form 8937 with respect to the Arrangement. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES Of the Company

3.1	Representations and Warranties

Company hereby represents and warrants to and in favour of Acquiror as follows, except to the extent that such representations and warranties are qualified by the Company Disclosure Letter and acknowledges that Acquiror is relying upon such representations and warranties in connection with the entering into of this Agreement that:

(a)	Board Approval. As of the date hereof, the Company Board, after consultation with its financial and legal advisors, has determined that the Plan of Arrangement is in the best interests of the Company and that the Consideration Shares to be received by the Company Shareholders is fair, from a financial point of view, and has resolved unanimously to recommend to the Company Securityholders that they vote in favour of the Arrangement Resolution. The Company Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

51175158.1	21

(b)	Fairness Opinion. The Company Board has received the opinion of Scotia Capital Inc., the financial advisor to Company, to the effect that, as of the date of such opinion, subject to the assumptions, qualifications and limitations set out therein, the Consideration Shares to be received by the Company Shareholders is fair, from a financial point of view, to the Company Shareholders. The fee payable to such financial advisor shall be a flat fee for delivery of the fairness opinion irrespective of the conclusions of the fairness opinion and no portion of any fee payable to the financial advisor shall be conditional on the closing of the Arrangement.
(c)	Organization and Qualification. The Company and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. The Company and each of its subsidiaries: (A) has all Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the Company Public Disclosure Record, except where the failure to have such Permit would not reasonably be expected to have a Material Adverse Effect on the Company; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.
(d)	Authority Relative to this Agreement. The Company has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement have been duly authorized by the Company Board and except for Company Securityholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(e)	No Violation. Neither the authorization, execution and delivery of this Agreement by the Company nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by the Company with any of the provisions of this Agreement will:
(1)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents and Key Regulatory Approvals that relate to the Company, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of the Company or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on the Company or any of its subsidiaries, under any of the terms, conditions or provisions of:

51175158.1	22

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or
(B)	any Permit or Material Contract to which the Company or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Company or any of its subsidiaries is bound;
(2)	subject to obtaining the Key Regulatory Approvals,
(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to the Company or any of its subsidiaries or any of their respective properties or assets; or
(B)	cause the suspension or revocation of any Permit currently in effect relating to the Company or any of its subsidiaries,

(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Third Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on the Company);

(3)	give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit; or
(4)	result in any material, individually or in the aggregate, payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of the Company or any subsidiary of the Company or increase any benefits otherwise payable under any pension or benefit plan of the Company or any subsidiary of the Company or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Third Party Consents are the only consents and approvals required from any third party under any Contracts of the Company or any of its subsidiaries in order for the Company and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)	Capitalization. The authorized share capital of the Company consists of an unlimited number of Company Shares without par value and an unlimited number of preferred shares without par value and with special restrictions attached, issuable in series. As of the close of business on December 13, 2019, 284,935,584 Company Shares were issued and outstanding, an aggregate of up to 17,795,817 Company Shares were issuable upon the exercise of Company Options, an aggregate of up to 50,715,873 Company Shares were issuable upon the exercise of Company Warrants and no preferred shares were issued and outstanding. There are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by the Company of any securities of the Company (including Company Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Company (including Company Shares) or any material subsidiary of the Company. As at December 13, 2019 there were 884,653 Company DSUs outstanding under the Company Deferred Share Unit Plan and 2,081,768 Company PSUs outstanding under the Company Performance Share Unit Plan. All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Company Shares issuable upon the exercise of the Company Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of the Company (including the Company Shares and the Company Options) have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of the Company or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Company Shareholders on any matter. There are no outstanding contractual or other obligations of the Company or any subsidiary to repurchase, redeem or otherwise acquire any of the Company’s securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its subsidiaries having the right to vote with the holders of the outstanding Company Shares on any matters.

51175158.1	23

(g)	Reporting Status and Securities Laws Matters. The Company is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces and territories of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken with respect to the foregoing.
(h)	Ownership of Subsidiaries. Schedule 3.1(h) of the Company Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by the Company. All of the issued and outstanding shares of capital stock and other ownership interests in such subsidiaries of the Company are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of the Company. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of the Company to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of the Company. All ownership interests of the Company and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties. Schedule 3.1(h) of the Company Disclosure Letter includes a complete and accurate list of all securities owned by the Company of another corporate person, other than its subsidiaries.

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(i)	Public Filings. The Company has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX. All such documents and information comprising the Company Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Company Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX. Company has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Securities Act) in any of the information contained in the Company Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Company Public Disclosure Record.
(j)	Company Financial Statements. The Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2018 and 2017 (including the notes thereto) and the Company’s unaudited financial statements for the interim period ended September 30, 2019 including, in each case the related management’s discussion and analysis (“Company MD&A”) (collectively, the “Company Financial Statements”) were prepared in accordance with IFRS consistently applied (except: (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors; or (B) in the case of unaudited interim statements, are subject to normal period end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Company and its subsidiaries on a consolidated basis. There has been no material change in the Company’s accounting policies, except as described in the notes to the Company Financial Statements, since December 31, 2018.
(k)	Internal Controls and Financial Reporting. The Company has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. The Company maintains systems of “internal control over financial reporting” that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2019, the Company’s auditors and the audit committee of the Company Board have not been advised of: (A) any deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

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(l)	Corrupt Practices Legislation. Neither the Company, its subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of the Company or any of its subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause the Company or any of its subsidiaries or affiliates to be in violation of the Foreign Corrupt Practices Act (United States) (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of the Company no such action has been taken by any of its agents, representatives or other persons acting on behalf of the Company or any of its subsidiaries or affiliates.
(m)	Books and Records. The financial books, records and accounts of the Company and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its material subsidiaries and accurately and fairly reflect the basis for the Company Financial Statements.
(n)	Minute Books. The minute books of the Company and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between Acquiror and the Company; provided that minutes for recent meetings of the Company Board and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with the Company’s past practice.
(o)	No Undisclosed Liabilities. The Company and its subsidiaries on a consolidated basis have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, that are material to the Company, other than those specifically identified in the Company Financial Statements, or incurred in the ordinary course of business since the date of the most recent Company Financial Statements.
(p)	[Intentionally deleted]
(q)	No Material Change. Except as disclosed in the Company Public Disclosure Record, since December 31, 2018 (i) there has been no material change in respect of the Company and its material subsidiaries, taken as a whole, and the debt, business and material property of the Company and its material subsidiaries, on a consolidated basis, conform in all material respects to the description thereof contained in the Company Public Disclosure Record; (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any Company Shares; (iii) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and its material subsidiaries taken as a whole; and (iv) the Company and its material subsidiaries have carried on business in the ordinary course.

51175158.1	26

(r)	Litigation. There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of the Company, threatened affecting the Company or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither the Company nor any of its material subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.
(s)	Taxes. Except as provided for in the Company Financial Statements,
(i)	The Company and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.
(ii)	The Company and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Company Financial Statements.
(iii)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its material subsidiaries, and neither the Company nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.
(iv)	No claim has been made by any Governmental Entity in a jurisdiction where the Company and any of its material subsidiaries does not file Returns that the Company or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.
(v)	There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of the Company or any of its material subsidiaries.
(vi)	The Company and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect to the Company.
(vii)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

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(viii)	All the Returns, audit reports and assessments in the Company Data Room Information were true correct and complete copies of such Returns, audit reports and assessments.
(ix)	The Company Shares are listed on a “recognized stock exchange”, as that term is defined in section 248(1) of the Tax Act.
(t)	Property.
(i)	The Company Properties are accurately described in the Company Public Disclosure Record.
(ii)	The Company Public Disclosure Record together with the Company Data Room Information discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by the Company or its material subsidiaries, or in respect of which the Company or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and Permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which the Company or its material subsidiaries has any interest.
(iii)	The Concessions relating to the Company Properties are the only mining concessions, claims, leases, licenses, Permits or other rights that are required to conduct the activities of the Company or its material subsidiaries on the Company Properties as currently conducted.
(iv)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to the Company (i) each Concession relating to the Company Properties is in full force and effect and in good standing and (ii) the interests of the Company or its material subsidiaries in each Concession relating to the Company Properties is held free and clear of all Liens. The Company Public Disclosure Record together with the Company Data Room Information accurately describes, in all material respects: (A) the interests of the Company and its material subsidiaries in each of the material Concessions relating to the Company Properties; and (B) the agreement or document pursuant to which the Company or its material subsidiaries holds its interest in each material Concession relating to the Company Properties. The Company or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Company Properties.
(v)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to the Company:
(A)	each Concession relating to the Company Properties comprises a valid and subsisting mineral claim or concession, in each case in all material respects, and the Company or its material subsidiaries enjoys legally enforceable access to the Company Properties as may be required to conduct the activities of the Company or its material subsidiaries as currently conducted;
(B)	any and all assessment work required to be performed and filed in respect of the Company Properties or under the Concessions relating to the Company Properties has been performed and filed;

51175158.1	28

(C)	any and all Taxes and other payments required to be paid in respect of the Company Properties and the Concessions relating to the Company Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Company Properties have been paid;
(D)	any and all filings required to be filed in respect of the Company Properties and the Concessions relating to the Company Properties have been filed;
(E)	the Company or its material subsidiaries have the exclusive right to deal with the Company Properties and the Concessions relating to the Company Properties;
(F)	no other person has any material interest in the Company Properties or the Concessions relating to the Company Properties or any right to acquire any such interest;
(G)	there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect the Company’s or any of its material subsidiaries’ interests in the Company Properties or the Concessions relating to the Company Properties; and
(H)	neither the Company nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke the Company’s or any of its material subsidiaries’ interests in the Company Properties or the Concessions relating to the Company Properties.
(vi)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to the Company, all work and activities carried out on the Company Properties and the Concessions relating to the Company Properties by the Company or its material subsidiaries or, to the knowledge of the Company, by any other person appointed by the Company or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither the Company nor any of its material subsidiaries, nor, to the knowledge of the Company, any other person, has received any notice of any material breach of any such applicable Laws.
(u)	Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company and other than the Company Properties and the Company Material Permits, the Company and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Company Financial Statements, free and clear of all Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by the Company or any of its material subsidiaries.
(v)	Contracts. Schedule 3.1(v) of the Company Disclosure Letter includes a complete and accurate list of all Material Contracts to which the Company or any of its material subsidiaries is a party and that are currently in force (the “Company Material Contracts”). All Company Material Contracts are in full force and effect, and the Company or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has made available to Acquiror for inspection true and complete copies of all of the Company Material Contracts. All of the Company Material Contracts are valid and binding obligations of the Company or a material subsidiary of the Company as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Company and its material subsidiaries have complied in all material respects with all terms of the Company Material Contracts, have paid all amounts due thereunder, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of the Company or any of its material subsidiaries or, to the knowledge of the Company, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Company Material Contracts. As at the date hereof, neither the Company nor any of its material subsidiaries has received written notice that any party to a Company Material Contract intends to cancel, terminate or otherwise modify or not renew such Company Material Contract, and to the knowledge of the Company, no such action has been threatened. Neither the Company nor any of its material subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Company or any of its material subsidiaries.

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(w)	Permits. The Company and each of its material subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company (the “Company Material Permits”). All of the Company Material Permits have been disclosed to the Acquiror in the Company Data Room Information. To the knowledge of the Company, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Company Material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Company Public Disclosure Record.
(x)	Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of the Company, threatened by others challenging the Company’s or any of its material subsidiaries’ rights in or to any Intellectual Property which is used for the conduct of the Company’s and its material subsidiaries’ business as currently carried on as set forth in the Company Public Disclosure Record.
(y)	Environmental Matters. Each of the Company and its material subsidiaries and their respective businesses and operations:
(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;
(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

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(iii)	(i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and
(iv)	is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities, except in each case as disclosed in the Company Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(z)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Company Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by the Company to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Company and its subsidiaries, taken as a whole, from the amounts disclosed in the Company Public Disclosure Record.
(aa)	Regulatory.
(i)	The Company and its material subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over the Company or its material subsidiaries or their respective activities (collectively, the “Company Regulatory Authorities”); and
(ii)	The Company and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, Permits, authorizations, approvals registrations and consents of the Company Regulatory Authorities (the “Company Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Company Regulatory Authorities. The Company and its material subsidiaries have not received any written notices or other correspondence from the Company Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Company Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of the Company or any of its material subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on the Company.

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(bb)	Employee Benefits.
(i)	The Company and each of its material subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, the Company or any such material subsidiary or in respect of which the Company or any of its material subsidiaries has any actual or potential liability (collectively, the “Company Benefit Plans”) and with all applicable Laws and any collective bargaining agreements relating thereto.
(ii)	Schedule 3.1(bb) of the Company Disclosure Letter lists all Company Benefit Plans of the Company and all material Company Benefit Plans of the Company’s material subsidiaries and the Company has furnished to Acquiror true, correct, up-to-date and complete copies of such Company Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of the Company and their beneficiaries concerning such Company Benefit Plans, accurately describe the benefits provided under each such Company Benefit Plan referred to therein. For any such Company Benefit Plan that is not set out in writing, a written summary of its material terms has provided in the Company Data Room Information.
(iii)	No Company Benefit Plan is a “registered pension plan” as that term is defined in section 248(1) of the Tax Act or a “multi-employer pension plan” or a “multi-employer plan” as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and the Company and its material subsidiaries have never maintained, sponsored or contributed to any such “registered pension plan”, “multi-employer pension plan”, “multi-employer plan” on behalf of the employees or former employees of the Company and its material subsidiaries.
(iv)	Each Company Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Company Benefit Plan (including the terms of any documents in respect of such Company Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which the Company or Acquiror could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the Company Benefit Plan or applicable Laws.

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(v)	All obligations of the Company or any of its material subsidiaries regarding the Company Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Company Benefit Plans by the Company or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Company Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.
(vi)	Each Company Benefit Plan is insured or funded in compliance with the terms of such Company Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by the Company or any of its material subsidiaries from any such Governmental Entities.
(vii)	To the knowledge of the Company: (A) no Company Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Company Benefit Plan required to be registered or qualified.
(viii)	The Company and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Company Benefit Plan or to improve or change the benefits provided under any Company Benefit Plan.
(ix)	There is no entity other than the Company and any of its material subsidiaries participating in any Company Benefit Plan.
(x)	None of the Company Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.
(xi)	Neither the execution and delivery of this Agreement by the Company nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by the Company with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of the Company or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Company Benefit Plan.
(xii)	All data necessary to administer each Company Benefit Plan is in the possession of the Company or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Company Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

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(cc)	Labour and Employment.
(i)	No material employee of the Company or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker’s compensation leave. As of the date of this Agreement, none of the material employees of the Company or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers’ compensation legislation in relation to the employees of the Company and its material subsidiaries have been paid or accrued by the Company and its material subsidiaries, as applicable, and the Company and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.
(ii)	Schedule 3.1(cc) of the Company Disclosure Letter contains a complete and accurate list of all Contracts or arrangements for the employment or services of any employee, officer, director or consultant of the Company or any of its material subsidiaries that is party to a change of control, severance, termination, “golden parachute” or similar agreement or provision.
(iii)	There are no outstanding or, to the knowledge of the Company, pending or threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of the Company or any of its material subsidiaries. To the knowledge of the Company, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of the Company or any of its material subsidiaries. The Company and its material subsidiaries are not certified to or entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed.)
(iv)	The Company Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.
(dd)	Compliance with Laws. The Company and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.
(ee)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Company Shares (or any of them) or any other securities of the Company is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened.
(ff)	Related Party Transactions. There are no Contracts or other transactions currently in place between the Company or any of its material subsidiaries, on the one hand, and: (i) to the knowledge of the Company, any officer or director of the Company or any of its material subsidiaries; (ii) to the knowledge of the Company, any holder of record or, to the knowledge of the Company, beneficial owner of 10% or more of the Company Shares; and (iii) to the knowledge of the Company, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

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(gg)	Registration Rights. No Company Shareholder has any right to compel the Company to register or otherwise qualify the Company Shares (or any of them) for public sale or distribution.
(hh)	Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by the Company or any of its material subsidiaries, or any part thereof.
(ii)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon the Company or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on the Company.
(jj)	Brokers. Schedule 3.1(jj) of the Company Disclosure Letter contains a complete and accurate list of any broker, investment banker, financial advisor or other person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(jj) of the Company Disclosure Letter.
(kk)	Insurance. As of the date hereof, the Company and its material subsidiaries have such policies of insurance as are listed in Schedule 3.1(kk) of the Company Disclosure Letter. All insurance maintained by the Company or any of its material subsidiaries is in full force and effect and in good standing and neither the Company nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has the Company or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of the Company or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect on the Company.
(ll)	United States Securities Laws.
(i)	The Company is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and
(ii)	The Company is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

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(mm)	Use of Short Form Prospectus. The Company meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators.
(nn)	Arrangements with Shareholders. Other than the Acquiror Voting Agreements and this Agreement, the Company does not have any agreement, arrangement or understanding (whether written or oral) with respect to Acquiror or any of its securities, businesses or operations with any shareholder of Acquiror, any interested party of Acquiror or any related party of any interested party of Acquiror, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).
(oo)	COFECE. The Company and its material subsidiaries have complied with and are not in violation of any applicable economic competition Laws in the United Mexican States.
3.2	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF Acquiror

4.1	Representations and Warranties

Acquiror hereby represents and warrants to and in favour of the Company as follows, except to the extent that such representations and warranties are qualified by the Acquiror Disclosure Letter and acknowledges that Company is relying upon such representations and warranties in connection with the entering into of this Agreement that:

(a)	Board Approval. As of the date hereof, the Acquiror Board, after consultation with its financial and legal advisors, has determined that the Arrangement is in the best interests of Acquiror and has resolved unanimously to recommend to the Acquiror Shareholders that they vote in favour of the Acquiror Resolution. The Acquiror Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.
(b)	Fairness Opinion. The Acquiror Board has received an opinion of BMO Nesbitt Burns Inc., its financial advisor, to the effect that the Exchange Ratio is fair to Acquiror.
(c)	Organization and Qualification. Acquiror and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Acquiror and each of its subsidiaries: (A) has all Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the Acquiror Public Disclosure Record, except where the failure to have such Permit would not reasonably be expected to have a Material Adverse Effect on Acquiror; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Acquiror.

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(d)	Authority Relative to this Agreement. Acquiror has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and the performance by Acquiror of its obligations under this Agreement have been duly authorized by the Acquiror Board and except for the Acquiror Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(e)	No Violation. Neither the authorization, execution and delivery of this Agreement by Acquiror nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Acquiror with any of the provisions of this Agreement will:
(1)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents and Key Regulatory Approvals that relate to Acquiror, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Acquiror or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Acquiror or any of its subsidiaries, under any of the terms, conditions or provisions of:
(A)	their respective articles, charters or by-laws or other comparable organizational documents; or
(B)	any Permit or Material Contract to which Acquiror or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Acquiror or any of its subsidiaries is bound;
(2)	subject to obtaining the Key Regulatory Approvals,
(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Acquiror or any of its subsidiaries or any of their respective properties or assets; or
(B)	cause the suspension or revocation of any Permit currently in effect relating to Acquiror or any of its subsidiaries,

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(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Third Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Acquiror);

(3)	give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit; or
(4)	result in any material, individually or in the aggregate, payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of Acquiror or any subsidiary of Acquiror or increase any benefits otherwise payable under any pension or benefit plan of Acquiror or any subsidiary of Acquiror or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Third Party Consents are the only consents and approvals required from any third party under any Contracts of Acquiror or any of its subsidiaries in order for Acquiror and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)	Capitalization. The authorized share capital of Acquiror consists of an unlimited number of Acquiror Shares. As of the close of business on December 13, 2019, 113,438,263 Acquiror Shares were issued and outstanding, an aggregate of up to 2,675,113 Acquiror Shares were issuable upon the exercise of Acquiror Options, an aggregate of up to 24,206,190 Acquiror Shares were issuable upon the exercise of Acquiror Warrants and an aggregate of up to 3,240,195 Acquiror Shares were issuable upon the exercise of Acquiror RSUs. There are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Acquiror of any securities of Acquiror (including Acquiror Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Acquiror (including Acquiror Shares) or any material subsidiary of Acquiror. All outstanding Acquiror Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Acquiror Shares issuable upon the exercise of Acquiror Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Acquiror (including the Acquiror Shares and the Acquiror Options) have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of Acquiror or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Acquiror Shareholders on any matter. There are no outstanding contractual or other obligations of Acquiror or any subsidiary to repurchase, redeem or otherwise acquire any of Acquiror’s securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Acquiror or any of its subsidiaries having the right to vote with the holders of the outstanding Acquiror Shares on any matters.

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(g)	Reporting Status and Securities Laws Matters. Acquiror is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces of Canada, except Quebec. The Acquiror Shares are registered under section 12(b) of the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of Acquiror and, to the knowledge of Acquiror, no inquiry or investigation (formal or informal) of any Securities Authority, the SEC or the Exchanges, is in effect or ongoing or, to the knowledge of Acquiror, expected to be implemented or undertaken with respect to the foregoing.
(h)	Ownership of Subsidiaries. Schedule 4.1(h) of the Acquiror Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by Acquiror. All of the issued and outstanding shares of capital stock and other ownership interests in such subsidiaries of Acquiror are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Acquiror are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Acquiror. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Acquiror to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Acquiror. All ownership interests of Acquiror and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties. Schedule 4.1(h) of the Acquiror Disclosure Letter includes a complete and accurate list of all securities owned by Acquiror of another corporate person, other than its subsidiaries.
(i)	Public Filings. Acquiror has filed or furnished, as applicable, all documents required to be filed or furnished by it in accordance with applicable Securities Laws, the U.S. Exchange Act and U.S. Securities Act, with the Securities Authorities, the SEC or the Exchanges. All such documents and information comprising the Acquiror Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws, the U.S. Exchange Act and the U.S. Securities Act, and any amendments to the Acquiror Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchanges. Acquiror has not filed any confidential material change report with any Securities Authorities or the SEC that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such term is defined under the Securities Act) in any of the information contained in the Acquiror Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Acquiror Public Disclosure Record.

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(j)	Acquiror Financial Statements. Acquiror’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2018 and 2017 (including the notes thereto), and Acquiror’s unaudited financial statements for the interim period ended September 30, 2019 in each case including, the related management’s discussion and analysis (“Acquiror MD&A”) (collectively, the “Acquiror Financial Statements”) were prepared in accordance with IFRS consistently applied (except: (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Acquiror’s independent auditors; or (B) in the case of unaudited interim statements, are subject to normal period end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Acquiror and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Acquiror and its subsidiaries on a consolidated basis. There has been no material change in Acquiror’s accounting policies, except as described in the notes to the Acquiror’s Financial Statements, since December 31, 2018.
(k)	Internal Controls and Financial Reporting. Acquiror has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by Acquiror in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to Acquiror’s Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Acquiror maintains systems of “internal control over financial reporting” that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2019, Acquiror’s auditors and the audit committee of the Acquiror Board have not been advised of: (A) any deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Acquiror’s internal control over financial reporting.
(l)	Corrupt Practices Legislation. Neither Acquiror, its subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Acquiror or any of its subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Acquiror or any of its subsidiaries or affiliates to be in violation of the Foreign Corrupt Practices Act (United States) (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Acquiror no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Acquiror or any of its subsidiaries or affiliates.
(m)	Books and Records. The financial books, records and accounts of Acquiror and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Acquiror and its material subsidiaries and accurately and fairly reflect the basis for Acquiror Financial Statements.

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(n)	Minute Books. The minute books of Acquiror and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between Acquiror and the Company; provided that minutes for recent meetings of the Acquiror Board and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with Acquiror’s past practice.
(o)	No Undisclosed Liabilities. Acquiror and its subsidiaries on a consolidated basis have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person that are material to Acquiror, other than those specifically identified in the Acquiror Financial Statements, or incurred in the ordinary course of business since the date of the most recent Acquiror Financial Statements.
(p)	[Intentionally deleted]
(q)	No Material Change. Except as disclosed in the Acquiror Public Disclosure Record, since December 31, 2018 (i) there has been no material change in respect of Acquiror and its material subsidiaries, taken as a whole, and the debt, business and material property of Acquiror and its material subsidiaries, on a consolidated basis, conform in all material respects to the description thereof contained in the Acquiror Public Disclosure Record; (ii) there has been no dividend or distribution of any kind declared, paid or made by Acquiror on any Acquiror Shares; (iii) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of Acquiror and its material subsidiaries taken as a whole; and (iv) Acquiror and its material subsidiaries have carried on business in the ordinary course.
(r)	Litigation. There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Acquiror, threatened affecting Acquiror or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Acquiror nor any of its material subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.
(s)	Taxes. Except as provided for in the Acquiror Financial Statements,
(i)	Acquiror and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects.
(ii)	Acquiror and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Acquiror Financial Statements.

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(iii)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Acquiror or any of its material subsidiaries, and, neither Acquiror nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Acquiror, threatened against Acquiror or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.
(iv)	No claim has been made by any Governmental Entity in a jurisdiction where Acquiror and any of its material subsidiaries does not file Returns that Acquiror or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.
(v)	There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Acquiror or any of its material subsidiaries.
(vi)	Acquiror and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect to Acquiror.
(vii)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Acquiror or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.
(viii)	All the Returns, audit reports and assessments in the Acquiror Data Room Information were true correct and complete copies of such Returns, audit reports and assessments.
(ix)	The Company Shares are listed on a “designated stock exchange”, as that term is defined in section 248(1) of the Tax Act.
(x)	Acquiror is a “Canadian corporation” for purposes of the Tax Act.
(t)	Property.
(i)	The Acquiror Properties are accurately described in the Acquiror Public Disclosure Record.
(ii)	The Acquiror Public Disclosure Record together with the Acquiror Data Room Information discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by Acquiror or its material subsidiaries, or in respect of which Acquiror or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and Permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which Acquiror or its material subsidiaries has any interest.
(iii)	The Concessions relating to the Acquiror Properties are the only mining concessions, claims, leases, licenses, Permits or other rights that are required to conduct the activities of Acquiror or its material subsidiaries on the Acquiror Properties as currently conducted.

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(iv)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror (i) each Concession relating to the Acquiror Properties is in full force and effect and in good standing and (ii) the interests of Acquiror or its material subsidiaries in each Concession relating to the Acquiror Properties is held free and clear of all Liens. The Acquiror Public Disclosure Record together with the Acquiror Data Room Information accurately describes, in all material respects: (A) the interests of Acquiror and its material subsidiaries in each of the material Concessions relating to the Acquiror Properties; and (B) the agreement or document pursuant to which Acquiror or its material subsidiaries holds its interest in each material Concession relating to the Acquiror Properties. Acquiror or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Acquiror Properties.
(v)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror:
(A)	each Concession relating to the Acquiror Properties comprises a valid and subsisting mineral claim or concession, in each case in all material respects, and Acquiror or its material subsidiaries enjoys legally enforceable access to the Acquiror Properties as may be required to conduct the activities of Acquiror or its material subsidiaries as currently conducted;
(B)	any and all assessment work required to be performed and filed in respect of the Acquiror Properties or under the Concessions relating to the Acquiror Properties has been performed and filed;
(C)	any and all Taxes and other payments required to be paid in respect of the Acquiror Properties and the Concessions relating to the Acquiror Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Acquiror Properties have been paid;
(D)	any and all filings required to be filed in respect of the Acquiror Properties and the Concessions relating to the Acquiror Properties have been filed;
(E)	Acquiror or its material subsidiaries have the exclusive right to deal with the Acquiror Properties and the Concessions relating to the Acquiror Properties;
(F)	no other person has any material interest in the Acquiror Properties or the Concessions relating to the Acquiror Properties or any right to acquire any such interest;
(G)	there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Acquiror’s or any of its material subsidiaries’ interests in the Acquiror Properties or the Concessions relating to the Acquiror Properties; and
(H)	neither Acquiror nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Acquiror’s or any of its material subsidiaries’ interests in the Acquiror Properties or the Concessions relating to the Acquiror Properties.

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(vi)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror, all work and activities carried out on the Acquiror Properties and the Concessions relating to the Acquiror Properties by Acquiror or its material subsidiaries or, to the knowledge of Acquiror, by any other person appointed by Acquiror or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Acquiror nor any of its material subsidiaries, nor, to the knowledge of Acquiror, any other person, has received any notice of any material breach of any such applicable Laws.
(u)	Title and Rights re: Other Assets. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Acquiror and other than the Acquiror Properties and Acquiror Material Permits, Acquiror and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Acquiror Financial Statements, free and clear of all Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Acquiror or any of its material subsidiaries.
(v)	Contracts. Schedule 4.1(v) of the Company Disclosure Letter includes a complete and accurate list of all Material Contracts to which the Company or any of its material subsidiaries is a party and that are currently in force (the “Acquiror Material Contracts”). Acquiror Material Contracts are in full force and effect, and Acquiror or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Acquiror has made available to the Company for inspection true and complete copies of all of the Acquiror Material Contracts. All of the Acquiror Material Contracts are valid and binding obligations of Acquiror or a material subsidiary of Acquiror as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Acquiror and its material subsidiaries have complied in all material respects with all terms of the Acquiror Material Contracts, have paid all amounts due thereunder, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Acquiror or any of its material subsidiaries or, to the knowledge of Acquiror, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Acquiror Material Contracts. As at the date hereof, neither Acquiror nor any of its material subsidiaries has received written notice that any party to an Acquiror Material Contract intends to cancel, terminate or otherwise modify or not renew such Acquiror Material Contract, and to the knowledge of Acquiror, no such action has been threatened. Neither Acquiror nor any of its material subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Acquiror or any of its material subsidiaries.

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(w)	Permits. Acquiror and each of its material subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror (the “Acquiror Material Permits”). All of the Acquiror Material Permits have been disclosed to the Company in the Acquiror Data Room Information. To the knowledge of Acquiror, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Acquiror Material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Acquiror Public Disclosure Record.
(x)	Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of Acquiror, threatened by others challenging Acquiror’s or any of its material subsidiaries’ rights in or to any Intellectual Property which is used for the conduct of Acquiror’s and its material subsidiaries’ business as currently carried on as set forth in the Acquiror Public Disclosure Record.
(y)	Environmental Matters. Each of Acquiror and its material subsidiaries and their respective businesses and operations:
(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;
(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;
(iii)	(i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and
(iv)	is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities, except, in each case as disclosed in the Acquiror Public Disclosure Record or where it would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

(z)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Acquiror Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Acquiror to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Acquiror and its subsidiaries, taken as a whole, from the amounts disclosed in the Acquiror Public Disclosure Record.

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(aa)	Regulatory.
(i)	Acquiror and its material subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Acquiror or its material subsidiaries or their respective activities (collectively, the “Acquiror Regulatory Authorities”); and
(ii)	Acquiror and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, Permits, authorizations, approvals registrations and consents of the Acquiror Regulatory Authorities (the “Acquiror Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Acquiror Regulatory Authorities. Acquiror and its material subsidiaries have not received any written notices or other correspondence from the Acquiror Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Acquiror Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Acquiror or any of its material subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Acquiror.
(bb)	Employee Benefits.
(i)	Acquiror and each of its material subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Acquiror or any such material subsidiary or in respect of which Acquiror or any of its material subsidiaries has any actual or potential liability (collectively, the “Acquiror Benefit Plans”) and with all applicable Laws and any collective bargaining agreements relating thereto.
(ii)	Schedule 4.1(bb) of the Acquiror Disclosure Letter lists all Acquiror Benefit Plans of Acquiror and all material Acquiror Benefit Plans of Acquiror’s material subsidiaries and Acquiror has furnished to the Company true, correct, up-to-date and complete copies of such Acquiror Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of Acquiror and their beneficiaries concerning such Acquiror Benefit Plans, accurately describe the benefits provided under each such Acquiror Benefit Plan referred to therein. For any such Acquiror Benefit Plan that is not set out in writing, a written summary of its material terms has provided in the Acquiror Data Room Information.

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(iii)	No Acquiror Benefit Plan is a “registered pension plan” as that term is defined in section 248(1) of the Tax Act or a “multi-employer pension plan” or a “multi-employer plan” as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and Acquiror and its material subsidiaries have never maintained, sponsored or contributed to any such “registered pension plan”, “multi-employer pension plan”, “multi-employer plan” on behalf of the employees or former employees of Acquiror and its material subsidiaries.
(iv)	Each Acquiror Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Acquiror Benefit Plan (including the terms of any documents in respect of such Acquiror Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which Acquiror could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the Acquiror Benefit Plan or applicable Laws.
(v)	All obligations of Acquiror or any of its material subsidiaries regarding the Acquiror Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Acquiror Benefit Plans by Acquiror or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Acquiror Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.
(vi)	Each Acquiror Benefit Plan is insured or funded in compliance with the terms of such Acquiror Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Acquiror or any of its material subsidiaries from any such Governmental Entities.
(vii)	To the knowledge of Acquiror: (A) no Acquiror Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Acquiror Benefit Plan required to be registered or qualified.
(viii)	Acquiror and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Acquiror Benefit Plan or to improve or change the benefits provided under any Acquiror Benefit Plan.
(ix)	There is no entity other than Acquiror and any of its material subsidiaries participating in any Acquiror Benefit Plan.

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(x)	None of the Acquiror Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.
(xi)	Neither the execution and delivery of this Agreement by Acquiror nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Acquiror with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Acquiror or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Acquiror Benefit Plan.
(xii)	All data necessary to administer each Acquiror Benefit Plan is in the possession of Acquiror or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Acquiror Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.
(cc)	Issuance of Consideration Shares. The Consideration Shares to be issued will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Acquiror. The Replacement Options to be issued will, when issued pursuant to the Arrangement, be duly and validly created and issued. The Acquiror Shares underlying the Replacement Options will, upon issuance of the Replacement Options pursuant to the Arrangement, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Acquiror Stock Option Plan and receipt by the Acquiror of the exercise price therefor, such Acquiror Shares will be duly and validly issued as fully paid and non-assessable Acquiror Shares. The Acquiror Shares underlying the Company Warrants will, at the Effective Time, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Company Warrant Indenture (as supplemented by the Supplemental Warrant Indenture) and receipt by Acquiror of the exercise price therefor, such Acquiror Shares will be duly and validly issued as fully paid and non-assessable Acquiror Shares.
(dd)	Labour and Employment.
(i)	No material employee of Acquiror or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker’s compensation leave. As of the date of this Agreement, none of the material employees of Acquiror or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers’ compensation legislation in relation to the employees of Acquiror and its material subsidiaries have been paid or accrued by Acquiror and its material subsidiaries, as applicable, and Acquiror and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.
(ii)	Schedule 4.1(dd) of the Acquiror Disclosure Letter contains a complete and accurate list of all Contracts or arrangements for the employment or services of: (A) any senior officer, director or consultant; or (B) any employee of Acquiror or any of its material subsidiaries that is party to a change of control, severance, termination, “golden parachute” or similar agreement or provision.

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(iii)	There are no outstanding or, to the knowledge of Acquiror, pending or threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of Acquiror or any of its material subsidiaries. To the knowledge of Acquiror, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of Acquiror or any of its material subsidiaries. Acquiror and its material subsidiaries are not certified to or entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed.)
(iv)	The Acquiror Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.
(ee)	Compliance with Laws. Acquiror and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror.
(ff)	Absence of Cease Trade Orders. No order ceasing or suspending trading in Acquiror Shares (or any of them) or any other securities of Acquiror is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Acquiror, are pending, contemplated or threatened.
(gg)	Related Party Transactions. There are no Contracts or other transactions currently in place between Acquiror or any of its material subsidiaries, on the one hand, and: (i) to the knowledge of Acquiror, any officer or director of Acquiror or any of its material subsidiaries; (ii) to the knowledge of Acquiror, any holder of record or, to the knowledge of Acquiror, beneficial owner of 10% or more of the Acquiror Shares; and (iii) to the knowledge of Acquiror, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.
(hh)	Registration Rights. No Acquiror Shareholder has any right to compel Acquiror to register or otherwise qualify the Acquiror Shares (or any of them) for public sale or distribution.
(ii)	Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Acquiror or any of its material subsidiaries, or any part thereof.
(jj)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Acquiror or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Acquiror.

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(kk)	Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Acquiror, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 4.1(kk) of the Acquiror Disclosure Letter.
(ll)	Insurance. As of the date hereof, Acquiror and its material subsidiaries have such policies of insurance as are listed in Schedule 4.1(ll) of the Acquiror Disclosure Letter. All insurance maintained by Acquiror or any of its material subsidiaries is in full force and effect and in good standing and neither Acquiror nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Acquiror or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Acquiror or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect on Acquiror.
(mm)	United States Securities Laws.
(i)	Acquiror is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and
(ii)	Acquiror is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.
(nn)	Use of Short Form Prospectus. Acquiror meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators.
(oo)	Arrangements with Shareholders. Other than the Company Voting Agreements and this Agreement, the Acquiror does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Company or any of its securities, businesses or operations with any shareholder of the Company, any interested party of Company or any related party of any interested party of the Company, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).
(pp)	Investment Canada Act. Acquiror is not a Non-Canadian.
4.2	Survival of Representations and Warranties

The representations and warranties of Acquiror contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

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ARTICLE 5
COVENANTS

5.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or consented to by Acquiror in writing, the Company shall, and shall cause each of its material subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, or as set out in Schedule 5.1 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed):

(a)	(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of the Company or any of its material subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Company Shares owned by any person or the securities of any subsidiary owned by a person other than the Company other than, in the case of any subsidiary wholly-owned by the Company, any dividends payable to the Company or any other wholly-owned subsidiary of the Company; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Company PSUs, Company DSUs, shares of the Company or its material subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of the Company or its material subsidiaries, other than: (A) the issuance of the Company Shares pursuant to the terms of the outstanding Company Options; (B) transactions in the ordinary course of business and consistent with past practices between two or more Company wholly-owned subsidiaries or between the Company and a Company wholly-owned subsidiary; and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(v) of the Company Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of the Company or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;
(b)	except in the ordinary course of business consistent with past practice: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of the Company or any of its material subsidiaries for an amount greater than $5 million, in the aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $1 million, in the aggregate; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $10 million, in the aggregate, except in accordance with current approved budgets that have been disclosed to Acquiror; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

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(c)	other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Company Benefit Plans: (i) grant to any officer, employee or director of the Company or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of the Company or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of the Company or any of its subsidiaries, other than the declaration and payment of cash bonuses in the ordinary course of business consistent with past practice; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Company Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of the Company or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of the Company or any of its subsidiaries; or (vi) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (vii) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time;
(d)	settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $1 million, (i) any material action, claim or proceeding brought against the Company and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;
(e)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its material subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its material subsidiaries from competing in any manner;
(f)	waive, release or assign any material rights, claims or benefits of the Company or any of its material subsidiaries;
(g)	enter into any agreement that if entered into prior to the date hereof would be a Material Contract; or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;
(h)	change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability in excess of $500,000, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

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(i)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;
(j)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company to consummate the Arrangement or the other transactions contemplated by this Agreement; or
(k)	agree, resolve or commit to do any of the foregoing.

Company shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of the Company or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Company shall keep Acquiror fully informed as to all material decisions or actions required to be made with respect to the operations of the business of the Company; provided, however, that the failure to do so shall not constitute a breach of this Agreement that, in and of itself, may lead to termination of this Agreement.

Company shall promptly notify Acquiror in writing of any circumstance or development that, to the knowledge of the Company, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2	Covenants of Acquiror Regarding the Conduct of Business

Acquiror covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or as consented to by the Company in writing, Acquiror shall, and shall cause each of its material subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, or as set out in Schedule 5.2 of the Acquiror Disclosure Letter, Acquiror shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(a)	(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Acquiror or any of its material subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Acquiror Shares owned by any person or the securities of any subsidiary owned by a person other than Acquiror other than, in the case of any subsidiary wholly-owned by Acquiror, any dividends payable to Acquiror or any other wholly-owned subsidiary of Acquiror; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Acquiror or its material subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Acquiror or its material subsidiaries, other than: (A) the issuance of Acquiror Shares pursuant to the terms of the outstanding Acquiror Options, Acquiror RSUs, Acquiror Warrants or as set out in the Acquiror Disclosure Letter; (B) transactions in the ordinary course of business and consistent with past practices between two or more Acquiror wholly-owned subsidiaries or between Acquiror and an Acquiror wholly-owned subsidiary; and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 4.1(v) of the Acquiror Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Acquiror or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Acquiror or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

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(b)	except in the ordinary course of business consistent with past practice and as disclosed in the Acquiror Disclosure Letter: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Acquiror or any of its material subsidiaries for an amount greater than $5 million, in the aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $1 million, in the aggregate; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $10 million, in the aggregate, except in accordance with approved current budgets that have been disclosed to Company; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;
(c)	other than as is necessary to comply with applicable Laws or Contracts or in accordance with the Acquiror Benefit Plans: (i) grant to any officer, employee or director of Acquiror or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Acquiror or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of Acquiror or any of its subsidiaries, other than the declaration and payment of cash bonuses in the ordinary course of business consistent with past practice; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Acquiror Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Acquiror or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of Acquiror or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

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(d)	settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $1 million, (i) any material action, claim or proceeding brought against Acquiror and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;
(e)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Acquiror or any of its material subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Acquiror or any of its material subsidiaries from competing in any manner;
(f)	waive, release or assign any material rights, claims or benefits of Acquiror or any of its material subsidiaries;
(g)	other than in the ordinary course of business consistent with past practice: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;
(h)	change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability in excess of $500,000, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;
(i)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;
(j)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Acquiror to consummate the Arrangement or the other transactions contemplated by this Agreement; or
(k)	agree, resolve or commit to do any of the foregoing.

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Acquiror shall keep the Company fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Acquiror; provided, however, that the failure to do so shall not constitute a breach of this Agreement that, in of itself, may lead to termination of this Agreement.

Acquiror shall promptly notify the Company in writing of any circumstance or development that, to the knowledge of Acquiror is or could reasonably be expected to constitute a Material Adverse Effect.

5.3	Covenants of the Company Relating to the Arrangement

The Company shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by the Company or any of its subsidiaries under this Agreement, co-operate with Acquiror in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall and, where applicable, shall cause its subsidiaries to:

(a)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to the Company or any of its subsidiaries and the Company shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, the Company shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep Acquiror reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing Acquiror with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Acquiror’s outside counsel on an “external counsel” basis), in order for Acquiror to provide its comments thereon, which shall be given due and reasonable consideration;
(b)	use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third-party consents, approvals and notices required under, and shall obtain all amendments reasonably requested by the Acquiror in respect of, any Material Contracts and all Key Third Party Consents, all as set out in the Company Disclosure Letter;
(c)	defend all lawsuits or other legal, regulatory or other proceedings against the Company challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(d)	use commercially reasonable efforts to assist Acquiror in making the necessary arrangements to restructure, payout or otherwise deal with Acquiror’s and the Company’s indebtedness;
(e)	the required notification of concentrations as set forth in articles 86 through 93 of the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) will be filed by the Company with the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica; hereinafter referred to as “COFECE”, after its Spanish acronym) in order to comply with the Mexican Federal Economic Competition Law; and

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(f)	until the earlier of the Effective Time and termination of this Agreement, the Company shall, subject to applicable Law, make available and cause to be made available to Acquiror, and the agents and advisors thereto, information reasonably requested by Acquiror for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Acquiror and the Company following the Effective Date and confirming the representations and warranties of the Company set out in this Agreement.
5.4	Covenants of Acquiror Relating to the Arrangement

5.4.1       Acquiror shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Acquiror or any of its subsidiaries under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Acquiror shall and, where appropriate, shall cause its subsidiaries to:

(a)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Acquiror or any of its subsidiaries and Acquiror shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, Acquiror shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep the Company reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing the Company with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to the Company’s outside counsel on an “external counsel” basis), in order for Company to provide its reasonable comments thereon;
(b)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, issue the Consideration Shares to be issued pursuant to the Arrangement at the time provided herein;
(c)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws the Acquiror shall do all things necessary (including entering into the Supplemental Warrant Indenture) to provide for the application of the provisions set forth in the Plan of Arrangement with respect to the Company Warrants, Company DSUs and Company PSUs;
(d)	ensure that, with effect as and from the Effective Time, the Acquiror Board will consist of eight directors, as follows: Ross Beaty (Chairman), Tim Breen, Lenard Boggio, Marshall Koval, Neil Woodyer, Peter Marrone, Gordon Campbell and Wesley Clark, unless otherwise agreed upon by the Parties, provided all such members of the Acquiror Board consent to act as director on the Acquiror Board, meet the qualification requirements to serve as a director under the rules and policies of the TSX and shall be eligible under the BCBCA to serve as a director;
(e)	defend all lawsuits or other legal, regulatory or other proceedings against Acquiror challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

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(f)	use commercially reasonable efforts to assist the Company in making the necessary arrangements to restructure, payout or otherwise deal with Acquiror’s and the Company’s indebtedness;
(g)	use its commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, all third-party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents set out in the Acquiror Disclosure Letter;
(h)	not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Acquiror to consummate the Arrangement or the other transactions contemplated by this Agreement; and
(i)	until the earlier of the Effective Time and termination of this Agreement, Acquiror shall, subject to applicable Law, make available and cause to be made available to the Company, and the agents and advisors thereto, information reasonably requested by the Company for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Acquiror and the Company following the Effective Date and confirming the representations and warranties of Acquiror set out in this Agreement.
5.5	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, as promptly as practicable, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder, including giving the other Party a reasonable opportunity to review and comment on any filing or submission being made to a Governmental Entity in connection with the Key Regulatory Approvals, which comments the receiving Party shall give due consideration to, and providing the other Party with a final copy of any filing or submission made to a Governmental Entity (where a Party regards any information in a filing or submission to be both confidential and competitively sensitive, the supplying Party may restrict the supply of such information to the receiving Party’s external legal counsel only and such receiving Party shall not request or receive such information from its external legal counsel without the supplying Party’s written consent); (v) provide the other Party with any communications received from a Governmental Entity in connection with obtaining the Key Regulatory Approvals; (vi) neither Party shall attend any meeting with a Governmental Entity in connection with obtaining the Key Regulatory Approvals, whether such meeting will be by teleconference or in person, without affording the other Party a reasonable opportunity to attend such meeting (provided that the Governmental Entity does not object to the attendance of both Parties at any such meeting); in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and (vii) the Parties shall exchange such information that a Party reasonably requests for the purposes of determining whether any filing or notices to a Governmental Entity under any competition or anti-trust laws outside of Canada must be submitted in connection with the transactions contemplated by this Agreement;

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(b)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement;
(c)	it shall use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Consideration Shares to the Company Shareholders in exchange for their Company Shares and the issuance of the Replacement Options to Company Optionholders in exchange for their Company Options pursuant to the Plan of Arrangement;

provided, however, that this Section 5.5 shall not require Acquiror to take any steps or actions that would, in its sole discretion, affect Acquiror’s or its subsidiaries’ right to own, use or exploit its business, operations or assets or those of the Company or any of its subsidiaries including, for greater certainty, divesting or agreeing to divest of any assets of Acquiror, the Company or any of their respective subsidiaries, terminating any existing relationships, contractual rights or obligations of Acquiror, the Company or any of their respective subsidiaries or effecting any change or restructuring of Acquiror, the Company or any of their respective subsidiaries in order to obtain the Key Regulatory Approvals prior to the Outside Date.

5.6	Employment Agreements

Acquiror shall ensure that, with effect as and from the Effective Time, the Acquiror’s management team will include the individuals set forth in Schedule D attached hereto.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company or Acquiror, acting reasonably, on appeal or otherwise;
(b)	the Court shall have determined that the terms and conditions of the exchange of Company Shares for Consideration Shares, and of Company Options for Replacement Options, in each case pursuant to the Plan of Arrangement, are procedurally and substantively fair to holders of Company Shares and Company Options, and the Final Order shall have been granted in a form satisfactory to the Company and Acquiror, acting reasonably;

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(c)	the Company Securityholder Approval shall have been obtained at the Company Meeting in accordance with the Interim Order;
(d)	the Acquiror Shareholder Approval shall have been obtained at the Acquiror Meeting;
(e)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Acquiror or the Company which shall prevent the consummation of the Arrangement;
(f)	the Key Regulatory Approvals and Key Third Party Consents shall have been obtained;
(g)	this Agreement shall not have been terminated in accordance with its terms;
(h)	the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators);
(i)	the Acquiror shall have entered into definitive loan agreements consistent with the term sheet described in the Acquiror Disclosure Letter; and
(j)	the board of directors of the Acquiror shall be composed of eight directors, as follows: Ross Beaty (Chairman), Tim Breen, Lenard Boggio, Marshall Koval, Neil Woodyer, Peter Marrone, Gordon Campbell and Wesley Clark, unless otherwise agreed upon by the Parties.
6.2	Additional Conditions Precedent to the Obligations of Acquiror

The obligations of Acquiror to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Acquiror and may be waived by Acquiror):

(a)	all covenants of the Company under this Agreement to be performed on or before the Effective Time which have not been waived by Acquiror shall have been duly performed by the Company in all material respects, and Acquiror shall have received a certificate of the Company addressed to Acquiror and dated the Effective Time, signed by two executive officers on behalf of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;
(b)	all representations and warranties of the Company set forth in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by the Company in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date); and Acquiror shall have received a certificate of the Company addressed to Acquiror and dated the Effective Time, signed on behalf of the Company by two executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

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(c)	since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on the Company; and
(d)	holders of no more than 5% of the Company Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Acquiror and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the transactions contemplated by this Agreement, shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(a)	all covenants of Acquiror under this Agreement to be performed on or before the Effective Time which have not been waived by the Company shall have been duly performed by Acquiror in all material respects, and the Company shall have received a certificate of Acquiror, addressed to Company and dated the Effective Time, signed on behalf of Acquiror by two executive officers of Acquiror (on Acquiror’s behalf and without personal liability), confirming the same as of the Effective Date;
(b)	all representations and warranties of Acquiror set forth in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Acquiror in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date the accuracy of which shall be determined as of that specified date); and the Company shall have received a certificate of Acquiror, addressed to the Company and dated the Effective Time, signed on behalf of Acquiror by two executive officers of Acquiror (on Acquiror’s behalf and without personal liability), confirming the same as at the Effective Date;
(c)	since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Acquiror;
(d)	Acquiror shall have delivered evidence satisfactory to the Company of the approval of the listing and posting for trading on the TSX and the NYSE, subject only to satisfaction of the standard listing conditions, of the Consideration Shares, the Acquiror Shares underlying the Replacement Options and the Acquiror Shares underlying the Company Warrants at the Effective Time;
(e)	the actions required to be taken by Acquiror pursuant to Section 5.4.1(d) with effect as and from the Effective Time shall have been taken; and

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(f)	Acquiror shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby.

The foregoing conditions will be for the sole benefit of the Company and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

7.1.1       Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or
(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

7.1.2       Acquiror may not exercise its rights to terminate this Agreement pursuant to Section 8.2.1(c)(iv) and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iv) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2	Non-Solicitation

7.2.1       Neither Party shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its subsidiaries (collectively, the “Representatives”): (i) make, solicit, assist, initiate, promote, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate, directly or indirectly, in any discussions or negotiations with any person (other than the other Party or any of its affiliates) regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, an Acquisition Proposal; provided, however, a Party may communicate with any person making an Acquisition Proposal for the purpose of advising such person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal; (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal; (v) make a Change in Recommendation; or (vi) make any public announcement or take any other action inconsistent with the recommendation of the Acquiror Board to approve the Arrangement, in the case of Acquiror, or the Company Board, in the case of the Company.

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7.2.2       Each Party shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by it, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding such Party and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding such Party and its subsidiaries. Each Party agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and each Party undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof.

7.2.3       Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between Acquiror and the Company, if at any time following the date of this Agreement and prior to obtaining the Company Securityholder Approval, in the case of the Company, or the Acquiror Shareholder Approval, in the case of the Acquiror, a Party receives a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.2.1 or 7.2.2 and that the board of directors of such Party determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to lead to a Superior Proposal, then such Party may, in response to a request made by the party making such Acquisition Proposal provided it is in compliance with Section 7.2.4:

(a)	furnish information with respect to such Party and its subsidiaries to the person making such Acquisition Proposal;
(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal; and/or
(c)	waive any standstill provision or agreement that would otherwise prohibit such person from making such Acquisition Proposal;

provided that such Party shall not, and shall not allow its Representatives to, disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to the other Party hereto; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement; provided, however, that any such agreement shall not preclude such person from making a Superior Proposal.

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7.2.4       Each Party shall promptly notify the other Party, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall provide the other Party with a copy of any such proposal, inquiry, offer or request, a copy of any agreement entered into in accordance with Section 7.3 hereof and a copy of any other agreements which relate to the Acquisition Proposal to which it has access, or any amendment to any of the foregoing. The Party receiving the Acquisition Proposal shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as the other Party may reasonably request and shall keep the other Party fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from the other Party with respect thereto.

7.2.5       Subject to Section 7.3, (i) at any time following the date of this Agreement and prior to obtaining the Company Securityholder Approval, if the Company receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the Company Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the procedures set forth in Sections 7.4 and 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, and (ii) at any time following the date of this Agreement and prior to obtaining the Acquiror Shareholder Approval, if the Acquiror receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the Acquiror Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the procedures set forth in Sections 7.4 and 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.2.6       Nothing contained in this Agreement shall prohibit either Party from taking any action or making a Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time including, for greater certainty, disclosure of a Change in Recommendation in respect of an Acquisition Proposal, if, in the good faith judgment of such Party, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with such board of directors’ exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws).

7.2.7       Each Party shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 7.2, and it shall be responsible for any breach of this Section 7.2 by such officers, directors, employees and any financial advisors or other advisors or representatives.

7.3	Right to Match

7.3.1       Each Party covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)	The Party receiving such proposal (the “Receiving Party”) has complied with its obligations under Section 7.2 and has provided the other Party (the “Responding Party”) with a copy of the Superior Proposal and all related documentation described in Section 7.2.4; and

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(b)	a period (the “Response Period”) of four business days has elapsed from the date that is the later of: (x) the date on which the Responding Party receives written notice from the Receiving Party that it has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (y) the date the Responding Party receives a copy of the Superior Proposal and all related documents described in Section 7.2.4.

7.3.2       During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including modification of the consideration. The Receiving Party shall review any such offer by the Responding Party to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. If the Receiving Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against this Agreement and the Plan of Arrangement as they are proposed to be amended by the Responding Party, the Receiving Party will cause it to enter into an amendment to this Agreement with the Responding Party incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Receiving Party determines that the Acquisition Proposal continues to be a Superior Proposal, it may recommend that holders of its securities accept such Superior Proposal provided that before doing so it terminates this Agreement and pays the Termination Fee pursuant to Section 8.2.1(d)(ii) or Section 8.2.1(c)(ii), as applicable, in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3       Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Receiving Party’s securities shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and the Responding Party shall be afforded a new Response Period and the rights afforded in Section 7.3.2 in respect of each such Acquisition Proposal.

7.3.4       Where at any time within ten days before the Company Meeting or the Acquiror Meeting, as applicable, the Receiving Party has provided the Responding Party with a notice under Section 7.3.1(a) hereof, an Acquisition Proposal has been publicly disclosed or announced, and the Response Period has not elapsed, then, subject to applicable Laws, at the Responding Party’s request, the Receiving Party will postpone or adjourn the Company Meeting or the Acquiror Meeting, as applicable, to a date acceptable to the Responding Party, acting reasonably, which shall not be later than ten days after the scheduled date of the Company Meeting or the Acquiror Meeting, as applicable, and shall, in the event that the Parties amend the terms of this Agreement pursuant to Section 7.3.2, ensure that the details of such amended Agreement are communicated to the shareholders of the Receiving Party prior to the resumption of the adjourned meeting.

7.4	Expenses and Termination Fees

7.4.1       Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2       If a Company Termination Fee Event occurs, Company shall pay Acquiror (by wire transfer of immediately available funds) the Termination Fee.

7.4.3       If an Acquiror Termination Fee Event occurs, Acquiror shall pay Company (by wire transfer of immediately available funds) the Termination Fee.

7.4.4       For the purposes of this Agreement, “Termination Fee” means $20,000,000.

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7.4.5       For the purposes of this Agreement, “Company Termination Fee Event” means the termination of this Agreement:

(a)	by Acquiror pursuant to Section 8.2.1(c)(i) [Change in Recommendation], except where the Change in Recommendation which has led to the termination pursuant to Section 8.2.1(c)(i) was made solely because the Company Board, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on Acquiror and that, as a consequence, it would be inconsistent with the Company Board’s fiduciary obligations to continue to recommend that Company Securityholders vote in favour of the Arrangement
(b)	by Acquiror pursuant to Section 8.2.1(c)(v) [Breach of Non-Solicitation];
(c)	by Acquiror pursuant to Section 8.2.1(c)(vii) [Superior Proposal];
(d)	by the Company pursuant to Section 8.2.1(d)(ii) [Superior Proposal]; or
(e)	by either Party pursuant to Section 8.2.1(b)(iii) [Company Securityholder Approval] if, in either case, prior to the earlier of the termination of this Agreement or the holding of the Company Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to the Company shall have been made to the Company or publicly announced by any person (other than Acquiror or any of its affiliates) and not withdrawn prior to the Company Meeting and within 12 months following the date of such termination:
(i)	the announced Acquisition Proposal is consummated by the Company; or
(ii)	the Company and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Company Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.5(e) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

7.4.6       For the purposes of this Agreement, “Acquiror Termination Fee Event” means the termination of this Agreement:

(a)	by the Company pursuant to Section 8.2.1(d)(i) [Change in Recommendation], except where the Change in Recommendation which has led to the termination pursuant to Section 8.2.1(d)(i) was made solely because the Acquiror Board, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on the Company and that, as a consequence, it would be inconsistent with the Acquiror Board’s fiduciary obligations to continue to recommend that Acquiror Shareholders vote in favour of the Acquiror Resolution; or
(b)	by the Company pursuant to Section 8.2.1(d)(v) [Breach of Non-Solicitation]; or
(c)	by the Company pursuant to Section 8.2.1(d)(vii) [Superior Proposal]; or
(d)	by Acquiror pursuant to Section 8.2.1(c)(ii) [Superior Proposal]; or
(e)	by either Party pursuant to Section 8.2.1(b)(iv) [Acquiror Shareholder Approval] if, in either case, prior to the earlier of the termination of this Agreement or the holding of the Acquiror Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to the Acquiror shall have been made to the Acquiror or publicly announced by any person (other than the Company or any of its affiliates) and not withdrawn prior to the Acquiror Meeting and within 12 months following the date of such termination:

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(i)	the announced Acquisition Proposal is consummated by the Acquiror; or
(ii)	the Acquiror and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Acquiror Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.6(e) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

7.4.7       If a Company Termination Fee Event described in any of Sections 7.4.5(a), (b), (c) or (d) occurs, the Termination Fee shall be payable simultaneously by the Company to the Acquiror with the occurrence of such Company Termination Fee Event. If a Company Termination Fee Event described in Section 7.4.5(e) occurs, the Company Termination Fee shall be payable by the Company to the Acquiror within two business days following the closing of the applicable transaction referred to therein.

7.4.8       If an Acquiror Termination Fee Event described in any of Sections 7.4.6(a), (b), (c), or (d) occurs, the Termination Fee shall be payable by the Acquiror to the Company simultaneously with the occurrence of such Acquiror Termination Fee Event. If an Acquiror Termination Fee Event described in Section 7.4.6(e) occurs, the Acquiror Termination Fee shall be payable by the Acquiror to the Company within two business days following the closing of the applicable transaction referred to therein.

7.4.9       In the event that this Agreement is terminated by the Company pursuant to Section 8.2.1(b)(i)  [Outside Date] due to the failure by Acquiror to perform any of its obligations hereunder or pursuant to Section 8.2.1(b)(iv) [Acquiror Shareholder Approval], an amount equal to $1 million (the “Company Expense Reimbursement”) shall be paid by Acquiror provided that, in the event of a termination of this Agreement pursuant to Section 8.2.1(b)(iv) [Acquiror Shareholder Approval], if: (a) the Company Securityholder Approval was not obtained at the Company Meeting; or (b) prior to the Company Meeting a Material Adverse Effect in respect of the Company occurred and Acquiror notified the Company in writing prior to the Company Meeting that it is of the view that a Material Adverse Effect has occurred in respect of the Company, specifying in detail the basis for its conclusion, the Company Expense Reimbursement shall not be payable.

7.4.10       In the event that this Agreement is terminated by Acquiror pursuant to Section 8.2.1(b)(i)  [Outside Date] due to the failure by the Company to perform any of its obligations hereunder or pursuant to Section 8.2.1(b)(iii) [Company Securityholder Approval], an amount equal to $1 million (the “Acquiror Expense Reimbursement”) shall be paid by the Company provided that, in the event of a termination of this Agreement pursuant to Section 8.2.1(b)(iii) [Company Securityholder Approval], if (a) the Acquiror Shareholder Approval was not obtained at the Acquiror Meeting; or (b) prior to the Acquiror Meeting a Material Adverse Effect in respect of Acquiror occurred and the Company notified Acquiror in writing prior to the Acquiror Meeting that it is of the view that a Material Adverse Effect has occurred in respect of Acquiror, specifying in detail the basis for its conclusion, the Acquiror Expense Reimbursement shall not be payable.

7.4.11       Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to the Termination Fee and such Termination Fee is paid in full, such Party shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

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7.4.12       Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

7.4.13       Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.14       In no event shall a Party be obligated to pay to the other Party an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee and the Termination Fee shall, in any case, only be paid once by a Party.

7.5	Access to Information; Confidentiality

7.5.1       From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Acquiror and to the officers, employees, agents and Representatives of Acquiror such access as Acquiror may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Acquiror with all data and information as Acquiror may reasonably request.

7.5.2       From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Acquiror shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Company and to the officers, employees, agents and Representatives of the Company such access as Company may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish the Company with all data and information as the Company may reasonably request.

7.5.3       Acquiror and the Company acknowledge and agree that information furnished pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6	Insurance and Indemnification

7.6.1       Acquiror will, or will cause the Company and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by the Company and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Acquiror acknowledges and agrees that prior to the Effective Date, the Company may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of Acquiror.

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7.6.2       Acquiror agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Company and its subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

7.6.3       The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Company hereby confirms that it is acting as agent and trustee on their behalf.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1       This Agreement, other than Section 7.4 hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Company Securityholders, or of this Agreement and the Acquiror Resolution by the Acquiror Shareholders or the approval of the Arrangement by the Court):

(a)	by mutual written agreement of the Company and Acquiror; or
(b)	by either the Company or Acquiror, if:
(i)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date; or
(ii)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or Acquiror from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or
(iii)	the Arrangement Resolution shall have failed to obtain the Company Securityholder Approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

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(iv)	the Acquiror Resolution shall have failed to obtain the Acquiror Shareholder Approval at the Acquiror Meeting (including any adjournment or postponement thereof);
(c)	by Acquiror, if:
(i)	the Company Board makes a Change in Recommendation; or
(ii)	Acquiror enters into a legally binding agreement with respect to a Superior Proposal, provided that concurrently with such termination, Acquiror pays the Termination Fee payable pursuant to Section 7.4; or
(iii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or
(iv)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Acquiror is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or
(v)	the Company is in breach or in default of any of its obligations or covenants set forth in Section 7.2 other than an immaterial breach of the Company’s obligation under Section 7.2 to provide notice of an Acquisition Proposal to Acquiror within a prescribed period; or
(vi)	the Company Meeting has not occurred on or before February 28, 2020, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(d)(vi) shall not be available to Acquiror if the failure by Acquiror to fulfil any obligation hereunder is the cause of, or results in, the failure of the Company Meeting to occur on or before such date; or
(vii)	the Company enters into a legally binding agreement relating to a Superior Proposal;
(d)	by the Company, if:
(i)	the Acquiror Board makes a Change of Recommendation; or
(ii)	the Company enters into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 7.4; or
(iii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or
(iv)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Acquiror set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

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(v)	Acquiror is in breach or in default of any of its obligations or covenants set forth in Section 7.2 other than an immaterial breach of the Acquiror’s obligation under Section 7.2 to provide notice of an Acquisition Proposal to the Company within a prescribed period; or
(vi)	the Acquiror Meeting has not occurred on or before February 28, 2020, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(d)(vi) shall not be available to the Company if the failure by the Company to fulfil any obligation hereunder is the cause of, or results in, the failure of the Acquiror Meeting to occur on or before such date; or
(vii)	Acquiror enters into a legally binding agreement relating to a Superior Proposal.

8.2.2       The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give prompt written notice of such termination to the other Party.

8.2.3       If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 7.5.3, 9.1, 9.3, 9.6 and 9.7 and the provisions of the Confidentiality Agreement (including any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or
(d)	waive compliance with or modify any mutual conditions precedent herein contained.
8.4	Waiver

Any Party may: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

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ARTICLE 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and
(b)	which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Acquiror:

Equinox Gold Corp.
Suite 1501 - 700 West Pender Street
Vancouver, BC V6C 1G8

Attention: Christian Milau, Chief Executive Officer
Email: [Redacted: Email address]

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with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon, LLP
595 Burrard Street, Suite 2600
Three Bentall Centre
Vancouver, BC V7X 1L3

Attention: Bob Wooder
Email:      [Redacted: Email address]

(b)	if to Company:

Leagold Mining Corporation
595 Burrard Street, Suite 3043
PO Box 49152, Three Bentall
Vancouver, BC V7X 1J1

Attention: Ashley Baker, Vice President, Legal
Email:      [Redacted: Email address]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, BC V6C 0A3

Attention: Georald Ingborg
Email:       [Redacted: Email address]

9.3	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

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9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

Acquiror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect subsidiary of Acquiror, provided that if such assignment and/or assumption takes place, Acquiror shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto, the Company Disclosure Letter and the Acquiror Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.9	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

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IN WITNESS WHEREOF Acquiror and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EQUINOX GOLD CORP.
By:	(Signed) “Christian Milau”
Name: Christian Milau
Title: Chief Executive Officer

By:	(Signed) “Greg Smith”
Name: Greg Smith
Title: President

LEAGOLD MINING CORPORATION
By:	(Signed) “Neil Woodyer”
Name: Neil Woodyer
Title: Chief Executive Officer

Signature Page to Arrangement Agreement

Schedule A
TO THE ARRANGEMENT AGREEMENT

Plan of Arrangement
Under Section 288 of the
Business Corporations AcT (British Columbia)

Article 1
DEFINITIONS AND INTERPRETATION

1.1       Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“Acquiror” means Equinox Gold Corp.;

“Acquiror Shares” means the common shares of Acquiror as currently constituted;

“Acquiror Restricted Share Unit Plan” means the restricted share unit plan of the Acquiror adopted by the Acquiror shareholders on May 1, 2019, as amended;

“Acquiror Stock Option Plan” means the stock option plan adopted by the Acquiror shareholders on May 1, 2019, as amended;

“affiliate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with section 8.3 of the Arrangement Agreement or Section 6.1 or at the direction of the Court in the Final Order with the prior written consent of the Company and Acquiror, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated December 15, 2019 between Acquiror and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Securityholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

“Company” means Leagold Mining Corporation;

“Company Deferred Share Unit Plan” means the deferred share unit plan of the Company dated January 10, 2017, as amended;

“Company DSUs” means the deferred share units issued pursuant to the Company Deferred Share Unit Plan;

51175158.1	A-1

“Company Meeting” means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

“Company Option In-The Money Amount” in respect of a Company Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

“Company Optionholder” means a holder of Company Options;

“Company Performance Share Unit Plan” means the performance share unit plan of the Company dated February 6, 2019;

“Company PSUs” means the performance share units issued pursuant to the Company Performance Share Unit Plan;

“Company Securityholders” means the Company Shareholders and the Company Optionholders;

“Company Shareholder” means a holder of Company Shares;

“Company Shares” means the common shares of the Company, as currently constituted;

“Company Stock Option Plan” means the stock option plan of the Company dated July 4, 2016, as amended and restated on May 16, 2017 and last adopted by the Company Shareholders on June 23, 2017, as amended;

“Company Warrants” means the common share purchase warrants of the Company;

“Consideration” means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of 0.331 of an Acquiror Share for each Company Share;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“DRS” shall have the meaning ascribed thereto in Section 3.2;

51175158.1	A-2

“Effective Date” means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Exchange Ratio” means 0.331 of an Acquiror Share for each Company Share;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Acquiror, each acting reasonably) on appeal;

“final proscription date” shall have the meaning ascribed thereto Section 5.5;

“Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Acquiror Shares issuable as Consideration and Replacement Options pursuant to the Arrangement, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and Acquiror, each acting reasonably;

“Parties” means, the Company and Acquiror and “Party” means any of them;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with section 8.3 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court;

“Replacement Option” shall have the meaning ascribed thereto in Section 3.1(c);

“Replacement Option In-The Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Acquiror Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the amount payable to acquire such shares;

“Tax Act” means the Income Tax Act (Canada), as amended form time to time;

“Transmittal Letter” means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

51175158.1	A-3

1.2       Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3       Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4       Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5       Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6       Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7       Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8       Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Acquiror, the Company, the Company Shareholders, the Company Optionholders and all holders of Company DSUs, Company PSUs and Company Warrants.

51175158.1	A-4

Article 2
ARRANGEMENT AGREEMENT

2.1       Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Article 3
ARRANGEMENT

3.1       Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Company Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Company and the Company shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and: (i) the name of such holder shall be removed from the central securities register as a holder of Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholders will cease to have any rights as Company Shareholders other than the right to be paid the fair value for their Company Shares by the Company;
(b)	each Company Share (other than a Company Share held by a Dissenting Shareholder or a Company Share held by Acquiror or any subsidiary of Acquiror) shall be deemed to be transferred to Acquiror and, in consideration therefor, Acquiror shall issue the Consideration for each Company Share, subject to Section 3.3 and Article 5;
(c)	each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for an option (each a “Replacement Option”) to acquire from Acquiror, other than as provided herein, the number of Acquiror Shares equal to the product of: (A) the number of Company Shares subject to such Company Option immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share on any particular exercise of Replacement Options, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares. The exercise price per Acquiror Share subject to a Replacement Option shall be an amount equal to the quotient of: (A) the exercise price per Company Share subject to each such Company Option immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The Money Amount in respect of a Replacement Option exceeds the Company Option In-The Money Amount in respect of the Company Option for which it is exchanged, the number of Acquiror Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The Money Amount in respect of the Replacement Option does not exceed the Company Option In-The Money Amount in respect of the Company Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. All other terms and conditions of the Replacement Options, including the term to expiry, will be the same as the Company Option for which it was exchanged and each Replacement Option shall continue to be governed by and be subject to the terms of the Company Stock Option Plan and the agreement evidencing the grant of such Company Option. For greater certainty, any Replacement Options that are held by a person who ceases to be an “Eligible Person” pursuant to the Company Stock Option Plan shall terminate in accordance with the terms of the Company Stock Option Plan. Any document previously evidencing Company Options will thereafter evidence and be deemed to evidence the Replacement Options exchanged therefor and no certificates evidencing the Replacement Options will be issued;

51175158.1	A-5

(d)	each Company PSU outstanding immediately prior to the Effective Time shall be adjusted based on the Exchange Ratio, the Acquiror shall be responsible for all obligations in respect of such PSUs and all conditions otherwise applicable to such PSU’s, including performance vesting conditions applicable to such PSUs shall be in accordance with the terms of such PSUs and the Company Performance Share Unit Plan; for greater certainty, the properties that are the subject of the performance vesting conditions shall not be adjusted in any manner;
(e)	each Company DSU outstanding immediately prior to the Effective Time shall be adjusted based on the Exchange Ratio and shall be redeemable in accordance with its terms and the terms of the Company Deferred Share Unit Plan;
(f)	each Company Warrant shall be adjusted in accordance with the terms of the applicable warrant indenture, agreement or warrant certificate such that, following the Effective Time, (i) such Company Warrant shall be exercisable to acquire from Acquiror, other than as provided herein, the number of Acquiror Shares equal to the product of: (A) the number of Company Shares subject to such Company Warrant immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share on any particular exercise of such Company Warrant, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares; and (ii) the exercise price per Acquiror Share subject to such Company Warrant shall be an amount equal to the quotient of: (A) the exercise price per Company Share subject to each such Company Warrant immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of such Company Warrant shall be rounded up to the nearest whole cent.

3.2       Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Acquiror shall deliver or arrange to be delivered to the Depositary certificates or direct registration (“DRS”) advice-statements representing the Acquiror Shares required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

51175158.1	A-6

Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Acquiror Shares to which they are entitled pursuant to Section 3.1.

3.3       Acquiror Shares

(a)	No fractional Acquiror Shares shall be issued to Former Company Shareholders. The number of Acquiror Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Acquiror Share in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Acquiror Share; and
(b)	All Acquiror Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA.

Article 4
DISSENT RIGHTS

4.1       Dissent Rights

Registered Company Shareholders (other than Acquiror and its affiliates) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all Liens, as provided in Section 3.1(a) and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or
(b)	ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

51175158.1	A-7

4.2       Recognition of Dissenting Holders

(a)	In no circumstances shall Acquiror, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.
(b)	For greater certainty, in no case shall Acquiror, the Company or any other person be required to recognize any Dissenting Holder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Holder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; (ii) any holder of a Company Warrant; and (iii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

Article 5
DELIVERY OF ACQUIROR SHARES

5.1       Delivery of Acquiror Shares

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Acquiror Shares in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the BCBCA and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Acquiror Shares that such holder is entitled to receive in accordance with Section 3.1.

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or DRS advice-statement representing Acquiror Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1.

5.2       Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Acquiror Shares that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate representing Acquiror Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Acquiror Shares is to be delivered shall, as a condition precedent to the delivery of such Acquiror Shares, give a bond satisfactory to Acquiror and the Depositary in such amount as Acquiror and the Depositary may direct, or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary, against any claim that may be made against Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

51175158.1	A-8

5.3       Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Acquiror Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares.

5.4       Withholding Rights

Acquiror, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold, from any amounts payable or otherwise deliverable to any person under this Plan of Arrangement and from all dividends or other distributions otherwise payable to any former Company Securityholder, such amounts as Acquiror, the Company or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5       Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the “final proscription date”), then the Acquiror Shares that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Acquiror Shares shall be delivered to Acquiror by the Depositary and the share certificates shall be cancelled by Acquiror, and the interest of the Former Company Shareholder in such Acquiror Shares shall be terminated as of such final proscription date.

Article 6
AMENDMENTS

6.1       Amendments to Plan of Arrangement

Acquiror and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Acquiror and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

51175158.1	A-9

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that Acquiror shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Acquiror and the Company; and (ii) if required by the Court, it is consented to by the Company Securityholders voting in the manner directed by the Court.

Article 7
FURTHER ASSURANCES

7.1       Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Acquiror and the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Article 8
U.S. SECURITIES LAW MATTERS

8.1       U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that (i) all Acquiror Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (ii) all Replacement Options to be issued to Company Optionholders in exchange for their Company Options pursuant to this Plan of Arrangement will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof.

51175158.1	A-10

Schedule B
TO THE ARRANGEMENT AGREEMENT

ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which the Company Securityholders will be asked to pass at the Company Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Equinox Gold Corp. (“Acquiror”) and Leagold Mining Corporation (the “Company”) and securityholders of the Company, all as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(2)	the arrangement agreement (the “Arrangement Agreement”) among Acquiror and the Company dated December 15, 2019 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;
(3)	the plan of arrangement (the “Plan of Arrangement”) of the Company implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(4)	notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company to:
a.	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;
(5)	any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute, whether under corporate seal of the Company or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and
(6)	any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

51175158.1	B-1

a.	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

51175158.1	B-2

SCHEDULE C
TO THE ARRANGEMENT AGREEMENT

KEY REGULATORY APPROVALS

Company and Acquiror

Approval of the Mexican Federal Economic Competition Commission (COFECE) for the transaction contemplated in this Agreement.

Acquiror

Approval of the listing and posting for trading on the TSX and the NYSE, subject only to satisfaction of the standard listing conditions, of the Consideration Shares, the Acquiror Shares underlying the Replacement Options and the Acquiror Shares underlying the Company Warrants at the Effective Time.

51175158.1	C-1

SCHEDULE D
TO THE ARRANGEMENT AGREEMENT

ACQUIROR MANAGEMENT TEAM

[REDACTED]

51175158.1	D-1